..10/31

02060758

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Investor AB

*CURRENT ADDRESS SE-103

32 Stockholm

Sweden

PROCESSED

DEC 30 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34698 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: NM

DATE: 12/26/02

investor

82-34698

Annual Report 2000

AR/S
12-31-00





Active owner – Active investor

Investor AB, Sweden's largest listed industrial holding company, is a long-term, active shareholder in a number of public global companies, including ABB, AstraZeneca, Atlas Copco, Electrolux, Ericsson, Gambro, OM Gruppen, Saab AB, SAS, Scania, SEB, SKF, StoraEnso and WM-data. In addition to these core holdings, Investor has a growing portfolio of private equity investments in companies operating primarily in the information technology and healthcare sectors. Investor's net asset value amounted to approximately SEK 149 billion on December 31, 2000. The total return on Investor shares was 20 percent in 2000. During the past 20 years, the average total return has been 27 percent.

As an investor, Investor distinguishes itself by having an extensive international network of experience and competence in industry and finance. With these resources, Investor can contribute more than just capital in every investment situation. Investor is headquartered in Stockholm and has offices in Amsterdam, Hong Kong, London, New York and Palo Alto (California). The company has about 200 employees.

Reporting dates

Annual General Meeting	April 2, 2001
Three-month interim report	April 11, 2001
Six-month interim report	July 10, 2001
Nine-month interim report	October 11, 2001

Internet website

www.investorab.com

Highlights 2000 and key figures

- Investor's net asset value on December 31, 2000 amounted to SEK 149,115 m. (compared with SEK 153,259 m. on December 31, 1999). This corresponds to SEK 186 per share (191). During the year the net asset value changed by SEK –4,144 m. (59,757) or –3 percent (64).
- The value of all Investor's holdings was SEK 159,243 m. (172,172) on December 31, 2000. Net debt in relation to total investments decreased from 11 to 6 percent during the year.
- The total return on Investor shares amounted to 20 (35) percent in 2000.
- Investor increased its holdings in AstraZeneca (SEK 257 m.), SEB (SEK 287 m.) and Electrolux (SEK 760 m.) during the year.
- In 2000, Investor reached an agreement regarding the sale of 37.4 million A shares in Scania to Volkswagen AG for a purchase price totaling SEK 13,838 m. Investor has made a commitment to remain an owner in Scania through March 2002.
- In the New investments business, SEK 8,074 m. was invested (2,988). Realized capital gains amounted to SEK 2,667 m. (1,984). New investments' contribution to Investor's net assets value growth amounted to SEK 496 m. (2,886).
- Investor Capital Partners – Asia Fund completed a round of financing in 2000 resulting in commitments totaling USD 322 m., including Investor's commitment of USD 200 m. In partnership with Investor, Ericsson and Hutchison Whampoa, the fund made its first investment during the year in imGO, a company focused on investments in the wireless communications area in Asia.
- b-business partners, a venture capital company focused on business-to-business e-commerce, was formed during the year by Investor, ABB, SEB and a number of other European companies.
- In December, the newly formed company Hi3G was granted a UMTS license in Sweden for third-generation mobile telephony. Hi3G is a Swedish company owned by Investor (40 percent) and Hutchison Whampoa (60 percent). Hi3G has reached an agreement with Europolitan to jointly build part of their respective UMTS infrastructure.
- The proposed ordinary dividend to shareholders is SEK 3.00 (3.00) per share. An extraordinary dividend of SEK 2.50 per share (0.40) is also proposed.

Key figures*

SEK m.	1996	1997	1998	1999	2000
Net asset value at 12/31					
Total	78,880	88,409	93,502	153,259	149,115
Per share after full conversion, SEK	99	111	117	191	186
Growth in net asset value (%)	54	12	6	64	–3
Total return on Investor shares (%)	60	32	–1	35	20
Earnings					
Income after net financial items	9,598	–942	3,711	11,075	13,478
Net income	9,479	206	3,465	10,820	13,459
Liquidity, equity/assets ratio and net debt at 12/31					
Cash and short-term investments	15,017	10,991	138	1,020	5,723
Net cash/Net debt	9,949	3,910	–15,966	–18,913	–10,128
Equity/assets ratio (%)	73	68	84	87	88
Dividend					
Per share, SEK	2.50	2.50	2.75	3.40	5.50[1)]
Yield (%)	3.3	2.6	3.0	2.8	3.9

* See also Ten-Year Summary on page 59.
1) Proposed dividend.

Investor's vision and goal

VISION

Investor's vision is:
To deliver superior returns to shareholders by establishing Investor AB as a globally recognized entrepreneurial and active owner of companies with high growth and profit potential.

GOAL

Investor's goal is:
To grow net asset value in excess of market cost of capital over a business cycle.

GUIDING PRINCIPLES

By sharing a common vision and common values, everyone in Investor can help achieve the company's goals. This platform of values is based on the following principles:

Supportive active ownership; Entrepreneurial thinking and actions; Consistent value creation over time; Long-term thinking; High integrity and Bridge future opportunities with past experience and traditions.

The vision to give shareholders a superior return is achieved by growing Investor's net asset value in excess of market cost of capital. Long-term net asset value growth, which exceeds market cost of capital, provides the basis for generating an attractive total return for Investor's shareholders. Market cost of capital is defined as the risk-free interest rate plus the market's risk premium. Investor uses a general risk premium of 5 percent, which currently corresponds to a market cost of capital of approximately 10 percent, based on current interest rates. The return target is evaluated over a business cycle.

Investor's unique network, developed and managed for a long period of time, is a key factor for reaching the company's goals. This network of contacts – combined with a strong capital base and active entrepreneurial ownership focused on renewing the portfolio as well as specific holdings – provides a unique platform to work from. Investor's core holdings are continuously restructured at the same time as the company actively focuses on new investments and other initiatives. Another important factor is Investor's focus on competent, entrepreneurial and experienced management teams in portfolio companies. Being the employer of choice – one that attracts highly qualified personnel from varying backgrounds – is also a fundamental principle.



To our shareholders

Investor's business concept is to deliver a good total return to shareholders in the long term by being an active owner of companies. This has also been realized, since Investor has achieved an average return of 27 percent over the past 20 years, as against 23 percent for the index of the OM Stockholm Exchange, or when accumulated over a 20-year period, a return 1.8 times higher than the exchange's index. Investor's return has also clearly exceeded the exchange's index in a 15, 10, five and one-year perspective.

Active ownership requires well functioning boards with competent and independent members who can critically analyze the performance of companies and contribute to their management. Our experience from the extensive board changes made in 1998 and 1999 has been good. The 14 core holdings in the portfolio, which are highly international corporations, now have some 50 non-Swedish directors serving on their boards. The vast majority of these board members own shares and the guidelines established for the boards have contributed to high-quality board work.

During the past few years the portfolio has been changed at a fast pace resulting, for example, in two major mergers over international borders, AstraZeneca and Stora Enso, as well as shifts in management, reorganizations and changes in the share structure of several companies. Active ownership thus consists primarily of influencing existing companies in the portfolio to produce better results and thereby increase their value further. However, we do not hesitate to exit a holding at a suitable point of time, if it is considered to be better in the long term. The demerger and restructuring of the former engineering and technology conglomerate Saab-Scania is an example of how Investor can completely or partly exit a holding, or enter into alliances to improve the growth and earnings prospects of different divisions while also growing value for Investor's shareholders.

The past few years have also been characterized by the development of a portfolio of small companies in the high-growth IT and healthcare sectors, and private equity investments through EQT and other funds. The main purpose of these initiatives has naturally been to increase the total return for Investor's shareholders, but also to find new companies with great potential, which can become core holdings in the future. Availability of risk capital is not a significant competitive advantage in a world where enormous amounts of capital are chasing investment opportunities everywhere. Instead, Investor's competitive edge is its global network and knowledge of industries, which increases the hit ratio for new investments. In addition, active ownership is a competitive advantage when we – single handedly or with partners – strengthen company managements and boards, and drive industrial or financial restructuring in these companies, which are often small and experiencing growing pains. Some losses are incurred in this large portfolio of high-risk companies, although the average annual return to date has exceeded, by a wide margin, our own requirement of a minimum return of 20 percent. This is particularly interesting to note after a year in which so-called technology companies have fallen sharply on the world's stock exchanges. We now have a strong organization for new investments with many competent and enthusiastic employees.

Investor is well positioned to further increase its total return to shareholders in the future. On behalf of the board and our shareholders, I would like to thank the management and all employees at Investor for their fine efforts over the past year. I would also like to thank the employees in our portfolio companies, who comprise the basis for growing Investor's net asset value.

Percy Barnevik
Chairman



Positive total return on Investor shares despite volatility in markets

For Investor, 2000 was a productive and eventful year full of challenges and characterized by an intensive level of business activity. A number of new initiatives were taken and our work to further develop the organization was intensified. The company remains in a strong financial position and we can note that we achieved satisfactory results. Investor's net asset value – despite downturns on most of the world's stock exchanges – developed comparatively well. It is also pleasing that Investor's shares generated a total return of more than 20 percent in 2000.

After a long period of healthy economic growth, primarily led by notable strength in the United States, uncertainty grew about the sustainability of the strong U.S. economy during the second half of 2000. The Federal Reserve lowered the discount rate by one full percentage point in January 2001, which represented a reversal of an extended period of implementing a gradually tighter monetary policy. The Federal Reserve also indicated that additional interest rate reductions might be made. There is now risk of a recession in the United States for the first time in a decade. The U.S. economy is experiencing a clear slowdown, burdened by high private debt levels and an overheated labor market. Despite this, many analysts believe that technological developments will impact productivity positively, which could cushion the downturn.

The Japanese economy has been affected by the U.S. downturn and high oil prices. Some political unrest, in combination with nagging structural problems, has led to lower business activity and exports have also decreased in scope. At the moment, Japan is also experiencing a period of deflation. The forecasts for 2001 are mixed and the country's financial system is expected to experience problems. A weakening of the euro against the yen has slowed exports to Europe, although exports to the rest of Asia are still increasing. Most other countries in Asia might also be affected by the U.S. downturn, resulting in a decline in exports. Forecasts call for continuing stable growth in China, however.

In Europe, the economic slowdown has been more moderate than in the United States. Local stock exchanges have not experienced the same high volatility and changes in GDP growth should be less than in the U.S. Planned tax reliefs in euro zone countries might also impact growth favorably and could thus limit the economic slowdown.

Many of the economies in Eastern and Central Europe have managed relatively well during the recent period of economic stagnation. The U.S. economy has certainly had a big impact, but many of those economies are in such an early stage of economic expansion that a positive growth rate can most likely be sustained. Declining inflation levels, and potential EU membership, provide good prerequisites for several of these economies.

Forecasts for 2001 reflect a wide range of expectations. Some economists are more skeptical about economic growth while others believe in a relatively fast recovery. Despite the uncertainties in the economic background, Investor sees attractive investment opportunities in industries and companies having potential to create value in the long term. Despite the weaker economic outlook, mainly in the U.S., there is still a strong and clear globalization trend. Technological developments also create new, exciting and lucrative business opportunities. For example, as commerce between companies is digitized and made more efficient, positive macroeconomic effects will become evident. Investor will also continue to focus on growth companies, primarily in the healthcare and information technology sectors.

Due to high volatility on the world's stock exchanges,

Investor was faced with a number of challenges during the year, which also created many attractive business opportunities.

Reflecting the diverse stock exchange trends, shares of Investor's core holdings performed differently. AstraZeneca, SEB, OM Gruppen, Scania and SAS contributed positively to Investor's net asset value. Ericsson shares, in contrast, performed less favorably. The focus of Investor's portfolio shifted during the year from the Engineering & Manufacturing sector to the Healthcare sector, which represented 32 percent of our portfolio's value at year-end.

A number of strategically important new initiatives and transactions were implemented during the year. The complications that developed when the EU did not approve the Volvo/Scania merger were resolved by the favorable agreement with Volkswagen. Investor has made a commitment to remain a Scania owner, with its existing stake, until March 2002. We should also note that the cooperation between Scania and its new industrial main owner has started out well. On January 15, 2001, we announced that General Motors is acquiring Investor's subordinated loans to Saab Automobile. Investor has now ended all ownership interests and financial commitments in Saab Automobile.

Activity in Hi3G is now in full swing and the company inspires optimism that it will reach its goal – to provide world-leading services for high-speed mobile communications.

Discussions have been intensified with a number of groups and other closely associated companies about the importance of participating in the rapidly growing market for business-to-business e-commerce. The common view of the potential uses of Internet technology, for applications such as creating more efficient customer and supplier relations, was the reason for forming b-business partners. A few, select investments have been made by b-business partners. With a newly appointed management and professional staff, b-business partners has a strong platform for identifying and taking advantage of attractive new business opportunities in the European market.

During the year the venture capital company imGo was established in Hong Kong. imGo was the result of Investor, Ericsson, Hutchison Whampoa and Investor Asia Ltd believing in the potentials of the wireless Internet. The company, which recently installed its management, is well positioned in the high-growth wireless Internet industry in Asia.

The consulting company Novare Human Capital, formed in 2000, will initially focus on services and advice in the human resources field and serve mainly portfolio companies of Investor Growth Capital, b-business partners and Hi3G. This initiative is a step by Investor, as an owner, to contribute more added value to its investments. Professional management of human resource services is a key factor for creating the best possible platform for maximizing returns.

Investor's own organization consists of competent employees having a wide range of professional backgrounds. To give shareholders an attractive return, the organization is divided into small groups focusing on their specific investment areas. Each group has a defined return objective and an investment mandate connected to a bonus system. This provides for faster, more efficient decision-making and a more flexible work environment. Investor strives to attract – and retain – the most competent employees available in the marketplace.

The New investments business developed well and EQT wrapped up yet another successful year. Going forward, Investor will continue to work intensively on managing and developing taken initiatives. Investor, in its role as an active entrepreneurial owner, strives to make improvements in portfolio companies and restructures its portfolio continuously. This is always a central concept for Investor. The strategic goal remains firm – to grow net asset value in excess of market cost of capital over a business cycle.

Investor stands for financial strength, a substantial network and the will to achieve steady improvement and growth. These three factors are fundamental to Investor's active ownership process in investee companies. Investor will continue to focus on ownership of companies with high growth and profit potential.

Marcus Wallenberg
President and Chief Executive Officer

Investor as a creator of value

Investor focuses primarily on investment activities and active ownership to create and maximize value for its shareholders in the long term.

Organization

Investor's investment portfolio consists of established, listed companies (Core holdings) and private equity investments (New investments). The latter consist partly of investments in young companies in information technology and healthcare, but also investments in mature companies where value can be created through different forms of restructuring. Holdings that are not classified as Core holdings or New investments, for example, the initiative Hi3G, Syngenta and Volvo, are grouped in the category Other holdings. Other operations include, for example, Investor's securities trading positions, Grand Hôtel Holdings and certain real estate assets.

The experience and knowledge residing in the network around the company is one of Investor's key assets and a strength for the entire organization. Exchanging information and knowledge is therefore given top priority and is accomplished today in a number of different ways, and on different levels, within the entire Investor network.


INVESTOR AB
Core holdings
New investments
Other holdings
Other operations
Investor Growth Capital
Investor Asia
EQT
Hi3G
Investor Capital Partners Asia Fund
---- Not wholly owned

BUSINESS MODEL

Investor's model for creating value is based on active entrepreneurial investment activities in combination with active entrepreneurial ownership. Through a focused investment organization and well-developed valuation models, a platform is created for investing in companies with the potential to generate high return. In each investment situation, Investor contributes to the development of a company by providing more than capital. Through its financial and industrial network, built up through generations of international business operations, Investor is in a unique position to contribute to the development of large and small companies for the future.

Historically, Investor has been able to deliver a high return by combining experience and competence with future-oriented and proactive ownership.

Investment and evaluation process

The investment and evaluation process in Investor depends on the size and nature of the investment, among other factors. However, a clear focus on the managements and boards



of companies is fundamental to Investor's analytical process. Investments are also evaluated on the basis of criteria aiming to guarantee the best possible decision.

Core holdings are analyzed and evaluated continuously using four main criteria:

- profitable growth
- global presence
- market-leading position
- ability to reinvent

Investor has set a return objective for core holdings that is higher than market cost of capital. Long term, the main criteria and financial goals are to be realizable to enable Investor to assess if it will remain an owner. Investor believes in long-term ownership and is prepared to actively support and develop companies through periods of change if the company is considered to have growth and profit potential.

Specialized units with well-defined investment mandates conduct the activities of the **New investments** business. The investment criteria are basically the following:

- strong management
- potential for profitable growth
- well-defined and solid business model
- well-developed financial plan and structure
- reasonable valuation and high return potential

Investment work is usually conducted by project teams that perform thorough analyses and reviews of the investment candidate. The extensive network in and around Investor and its core holdings offers unique opportunities for exchanging knowledge and experience about different investment situations. To support the internal process, external experts and consultants are sometimes used to assist with the analyses. Since risk in this type of activity is greater than in the core holdings, the return requirement is also higher. The annualized return requirement is to be at least 20 percent for the New investments portfolio.

Investor also conducts a continuous review process aimed at finding companies that can eventually become Core holdings. The objective is to steadily modernize the Core holdings portfolio.

Active ownership

Corporate governance is a central part of Investor's operations designed to create value among the different holdings and ultimately for Investor's shareholders. Different corporate governance models are based on the division of roles between shareholders, board and management. The platform for Investor's active ownership is the boards of companies through which it is possible to ensure that each company has the right management for its development. The board has an important role to create the right strategic conditions for management. Through long-term active board work, knowledge can be accumulated about a company and its industry which can be converted into specific value-creating opportunities.

In the **Core holdings**, two to three board representatives are usually directly associated with Investor by being, for example, members of Investor's Board or Management Group. Investor's representatives often hold the position of chairman or vice chairman in core holding companies. Working for the good of the shareholders is the basic task of all board members. Board representatives take an active role in the work of the board but can also function as advisors and discussion partners for management between board meetings. These people have solid and extensive industrial experience from top management positions in international corporations.

In addition, Investor has a group of analysts which continuously monitor and analyze the core holdings, their competitors and markets. They are in regular contact with different players in and around the companies scrutinizing, among other aspects, their strategies, structure and valuation. One to two analysts usually monitor each core holding.

Analysts, members of Investor's management and Investor's Board representatives together form a business team, of which there is one for each core holding. These teams meet regularly and discuss current issues and possible value-creating activities for the company. Work concerning major strategic issues and business deals is normally carried out in projects, enabling board representatives to participate in decisions about companies in an active and professional manner.

Investor also practices active ownership in the **New investments** business. Investor normally assumes an active role to provide expertise and valuable contacts, primarily through board work in the companies. In general, Investor is represented by the person responsible for the investment. However, in many cases, Investor can contribute other experienced representatives from its extensive network, for example, personnel from the internal organization or representatives from the core holdings. For example, the current or former CEOs of core holdings serve on the board of a number of companies in the New investments business.

Board work in new investments often involves other types of issues than those in core holdings. They may concern more fundamental discussions about the organization of board work, the design of business models and defining the right organizational structure for a company. Investor can contribute internal specialists for certain specific issues within corporate finance, human resources, communications and finance, among other areas.

Core holdings

The Core holdings portfolio comprises large companies in which Investor owns a substantial percentage of the share capital and voting rights, and is the leading or one of the leading owners of the company. On December 31, 2000, the market value of Investor's core holdings was SEK 131 billion, corresponding to 82 percent of total investments. The Core holdings are therefore of the greatest significance for how Investor's net asset value develops.

In today's business environment, each company must be increasingly prepared to redefine and adjust its business model in line with technological developments and rapid market changes. In its capacity as a major shareholder in the core holdings, Investor is actively involved in the appointment of the chairman and other board members. Investor thereby indirectly participates in the appointment of the company's CEO and the long-term planning and basic development of the companies. The objective is to support the company's development and create attractive growth for the shareholders through successful ownership involvement. This creates growth that will also benefit Investor's shareholders by increasing net asset value. Investor's portfolio of core holdings develops and changes over time in order to create a diversified and attractive portfolio with high growth and profit potential. The portfolio is restructured by means of acquisitions, divestments or the development of new initiatives.

Core holdings – key figures

		Company's performance in 2000		Share performance	
Company	Market capitalization at 12/31	Revenue, SEK m.	Net income, SEK m.	Total return during the year (%)	Average total return * during 10 years (%)
Technology					
Ericsson	852	273,569	21,018	–21	36
WM-data	14	13,125	75	–57	36
Engineering & Manufacturing					
ABB	291	210,837 1)	13,247 1)	–5	20
Atlas Copco	43	46,527	2,924	–16	24
Scania	42	53,823	3,080	–29	
Electrolux	45	124,493	4,457	–41	18
SKF	16	39,848	1,962	–30	11
Saab AB	8	17,840	1,038	–2	
Healthcare					
AstraZeneca	830	150,754 1)	24,210 1)	36	26
Gambro	24	22,245	982	–11	
Financial Services					
SEB	73		8,800 2)	25	17
OM Gruppen	20	3,152	730	28	37
Forest Products					
Stora Enso	103	109,884 3)	12,114 3)	–21	16
Service					
SAS Sverige	6	47,540 4)	2,773 4, 5)	25	13

* Gambro, Scania and Saab are not included because the measurement period is not applicable. Pertains to Stora until December 1998 and Stora Enso thereafter, and Astra until April 1999, and AstraZeneca thereafter.

1) Exchange rate recalculated for AstraZeneca, USD 1 = SEK 9.5390. Source: AstraZeneca's year-end report for 2000. ABB: USD 1 = SEK 9.18 (average rate). Source: ABB

2) Operating income.

3) Recalculated exchange rate, EUR 1 = SEK 8.4416. Source: Stora Enso's year-end report for 2000.

4) Pertains to the SAS Group.

5) Income before tax.





New investments

In 1994/1995, Investor decided to be more active with regard to investments in new technologies and markets. A number of new initiatives have been taken and are described below.

Investor is actively seeking investments in companies with high growth and return potential. The market value of the holdings in New investments was SEK 11,692 m. on December 31, 2000, representing 7 percent of total investments, an increase of SEK 4,074 m. over the past year.

The strategy for the New investments business is to build a well-diversified portfolio with representation across company development stages, industry sectors and geographic locations. As shown below, the New investments area consists of three active investment units: Investor Growth Capital, Investor Capital Partners – Asia Fund, and EQT. The overall financial objective is to generate annualized returns averaging 20 percent over the course of a market cycle.

In the New investments business, operating in the venture capital sector, the market practice is to offer Swedish and non-Swedish staff the opportunity to make parallel investments to some extent with the company. Today, this is a necessity for attracting and motivating the type of qualified personnel that is needed to conduct this kind of business successfully. Agreements previously implemented within Investor, covering long-term joint investments and profit-and-loss sharing, were further developed during the year and now cover both Swedish and foreign employees.

Investor Growth Capital

Investor Growth Capital is focused on expansion stage investments in young growth companies in technology and healthcare in Europe and North America. Investor Growth Capital is a wholly owned subsidiary of Investor AB and has offices in New York, Palo Alto and Stockholm.

Investor Growth Capital was formed during 2000 through a merger of the investment activities of Novare Kapital and Investor International. Novare Kapital, founded in 1995, was focused on early stage venture capital for start-ups in the Nordic region. Investor International was focused on expansion or later stage investments of larger size. The combined operation is now concentrating on expansion stage investments, but continues to manage the Novare Kapital early stage portfolio.

The past year was characterized by extremes in both public equity and the private venture capital markets. The prospects for new, Internet-based services, supported by vastly expanded telecom capacity and the potentials for wireless delivery, created a buoyant mood of optimism among venture capitalists and public market investors.

A more pragmatic mood returned to the global markets during the latter half of the year, as it became apparent that many e-commerce start-ups were not developing as originally anticipated. Tremendous market value had been created, in many cases well before those companies had developed a complete business model, or created any real economic value. Once investors refocused on traditional business and financial benchmarks, the distant potential for cash flow and profits became increasingly apparent.

Consequently, the sharp stock market correction during November and December resulted in the first U.S. market decline in ten years. The NASDAQ index, which closed the year at 2470, registered its worst decline, –39 percent, since the index was created in 1971.

In recent years, the venture capital industry has experienced explosive growth, while generating extraordinarily high returns that are unsustainable in the longer run. Returns were enhanced by the willingness of the public equity markets to make large investments in very early stage companies. Hence, venture capitalists realized large profits on their early stage investments in a very short time frame.

In the future, the market will most likely return to a more traditional pattern with few big winners generating the big gains, but many investments will yield little or even negative returns. To achieve diversification and balance risk, it is important to maintain a relatively large number of companies in a venture capital portfolio. This need to be broadly diversified is the reason why Investor Growth Capital has so many holdings in its portfolio. It is equally important to maintain a

Venture capital units

	Investor Growth Capital	Investor Capital Partners – Asia Fund	EQT
Capital allocation: (USD millions)	1,800	200	1,000
Investment stage:	Venture capital, with priority on expansion stage	Late stage*	Late stage
Industry focus:	Technology and healthcare	Broad	Broad
Geographic focus:	Europe and North America	Asia	Northern Europe
Ownership structure:	Minority	Structured minority or control	Control or co-control

* with early stage venture capital participation through its investment in imGO.

balance between industry sectors and company development stages. Investor Growth Capital has consciously worked to create such portfolio balance.

One of Investor Growth Capital's major commitments, initiated in the first quarter of 2000, is b-business partners, a joint investment with ABB, SEB and a number of other companies. b-business partners is a venture capital company focused on investments in B2B e-commerce and related areas. Investor Growth Capital has committed EUR 300 m. to this investment. On December 31, 2000, the market value of Investor Growth Capital's portfolio was SEK 9,227 m.

Investment criteria for Investor Growth Capital

Investment size	USD 10–100 m.
Geographic focus	North America and Europe
Investment stage	Expansion stage
Instruments	Equity or equity-linked
Investment horizon	2–7 years
Sector focus	Technology and healthcare
Ownership structure	Minority
Board representation	Usually at least one board member
Exit	IPO or strategic sale

Investor Capital Partners – Asia Fund

Investor Capital Partners – Asia Fund is a private equity fund advised by Investor Asia Limited, a wholly owned subsidiary of Investor. The company has its offices in Hong Kong. After a financing round, the Asia Fund has committed capital totaling USD 322 m., including Investor AB's commitment of USD 200 m.

The Asia Fund focuses on buyouts and supplying growth capital to companies with strong management teams, clear and sustainable competitive advantages, defendable business models and substantial development potential. Investment sectors include manufacturing companies focused on outsourcing and export markets, high value-added services and consumer goods companies.

Geographically, the Asia Fund will invest in Asia, excluding Japan and India.

In partnership with Investor, Ericsson and Hutchison Whampoa, Investor Capital Partners – Asia Fund made its first investment in 2000, a total of USD 60 m., in imGO, a company focused on investments in the wireless communications area. Investor's direct investment in imGO amounts to USD 40 m. This deal was implemented through the takeover of the majority share in the Hong Kong-listed company Guoco Land. After the takeover, the company's name was changed to imGO.

On December 31, 2000, Investor Capital Partners – Asia Fund had investments valued at SEK 248 m. In addition to the fund, the value of Investor's investments in Asia totaled SEK 1,052 m.

Investment criteria for Investor Capital Partners – Asia Fund

Investment size	USD 20–80 m.
Geographic focus	Asia
Investment stage	Late stage
Instruments	Equity or equity-linked
Investment horizon	Generally 3–5 years
Investment type	Buyouts and growth capital
Ownership structure	Controlling or structured minority positions
Board representation	Usually at least one board member

EQT

In 1994, Investor, AEA Investors Inc. and SEB took the initiative to form EQT. Investment activities are conducted through a number of funds with mainly external capital. Advisory services are provided through EQT Partners, of which Investor is majority owner today. EQT Partners has offices in Helsinki, Copenhagen, Munich and Stockholm.

EQT's funds form a qualified investment base consisting of owners, leading Scandinavian institutions and international investors such as pension funds, banks, insurance companies, companies and private individuals. The five EQT funds Scandinavia I (formerly Scandinavian Equity Partners), Scandinavia II, Denmark, Finland and Northern Europe had a combined investment of nearly SEK 8 billion in a total of 22 companies at year-end 2000. Total commitments, in terms of available investment capital, amounted to SEK 24 billion.

Investor is one of the major investors in the funds, with total commitments currently amounting to more than SEK 6.1 billion. The value of Investor's investments in EQT amounted to SEK 1,165 m. on December 31, 2000.

Investments are made in companies with considerable potential for sales growth, profitability improvement and value. Following thorough analysis of both general circumstances and company-specific aspects, EQT Partners recommends acquisitions for the different funds. Subsequently, these investments are evaluated and monitored through involvement on boards and close contact with company management. A typical investment horizon for EQT is three to seven years.

EQT has invested in the following companies, among others: ADR-Haanpää. Ballingslöv, Contex, HemoCue, Dahl International, Duni, Eldon-Thule, Findus, Nederman, Stenqvist, Tradex, Salcomp, FlexLink, Struers, Vaasan & Vaasan, RKI Kredit Information and TAC.

Other holdings

Other holdings consist of Investor's new initiative, Hi3G, assets in Volvo, Syngenta and Saab Automobile, and Investor's holding of own convertibles.

Hi3G

Hi3G was one of the most important new initiatives taken in 2000. Hi3G is one of four companies that has been awarded a license to build a nationwide mobile network in Sweden to provide services based on the UMTS standard. Hi3G is owned by Investor (40 percent) and Hong Kong-based Hutchison Whampoa (60 percent).

Hi3G's vision of third-generation mobile telephony is to provide users with world-leading services for wireless high-speed communications. Hi3G's strategy is openness in the network to promote competition and cooperation with many companies. Since Sweden is an advanced and strategically important future market for mobile communications in Europe, Hi3G plans to establish a European center for developing services for third-generation mobile telephony. On January 23, 2001, it was announced that Hi3G and Europolitan, a Swedish GSM operator with a UMTS license, had agreed to jointly build part of their respective UMTS infrastructure. The agreement will ensure a fast, environmentally friendly and cost-effective rollout.

Volvo

The holding, acquired as part of the planned merger between Scania and Volvo, was reduced during the year through Volvo's share buyback program.

Syngenta

The agrochemical operations of AstraZeneca and Novartis were merged in the fourth quarter of 2000. After the merger, AstraZeneca paid a dividend of shares in the newly formed company, Syngenta AG, to AstraZeneca shareholders.

Saab Automobile

In the first quarter of 2000, Investor sold its 50-percent holding in Saab Automobile AB to General Motors in accordance with the option agreement AstraZeneca signed in 1996.

On January 15, 2001, it was announced that General Motors is acquiring Investor's subordinated loans to Saab Automobile for SEK 4,050 m. Investor has no further financial interests in Saab Automobile.

Investor's own convertibles

Investor AB's convertible debenture loans from 1991 and 1992, issued in connection with the acquisition of Saab-Scania, mature in June 2001. Convertibles have been bought back, and on December 31, 2000, Investor owned about 94 percent of the outstanding volume. Investor's board has decided to begin a process that will eliminate the holding of convertibles on the maturity date. Such elimination will have a positive effect on the net asset value per share.

Other operations

Other operations consist of Investor's securities trading, conducted by the subsidiary Investors Trading AB. The mission of this company is to monitor and analyze market information, execute the Group's market transactions and generate an attractive return.

Other operations also includes the wholly owned subsidiary Grand Hôtel Holdings, which conducts hotel, conference, banquet and restaurant operations in two locations: Grand Hôtel Stockholm and Berns Hôtel Stockholm. It was Berns' first fiscal year after it was redesigned and the year was characterized by efforts to establish its new concept. At year-end 2000, GHH sold its holding in Restaurang och Hotell Skansen i Båstad AB.

Corporate functions

An efficient and successful investment organization puts heavy demands on well-functioning support functions. To provide support to the investment organization, Investor has a number of specialist functions, which, by offering quality services and a high degree of service, create added value both strategically and operationally. The functions are Operations (Finance, Administration and Real Estate, Information Technology (IT), Business Information Services, Security and Personnel Administration), Corporate Communications and Human Resources.

Operations comprises a number of support functions and fills an important role, not only in terms of reporting and administration, but also as a cooperation partner to the rest of the organization and external parties. In the Finance Department, all securities are managed centrally, as well as accounting for approximately 50 corporate entities which make up the Investor Group. The Risk Management function, also part of Finance, is designed to guarantee independent control and reporting of the Group's market risks, credit risks and operational risks. Treasury is responsible for the Group's borrowings and liquidity investments and functions as an internal bank for other companies in the Group.

Administration and Real Estate handles insurance and compliance matters for companies in Sweden and manages the real estate properties and land holdings of the Investor Group.

The IT Department has two main tasks: responsibility and support for the day-to-day operations of Investor's IT infrastructure, and development of Investor's internal work processes with the aid of information technology. The department also participates actively in the development and implementation of Investor's external website and intranet.

Business Information Services' main mission is to provide Investor's investment organization with business and market intelligence that is used as basic analytical documentation. Work is conducted in close cooperation with Investor's analysts and investment managers.

The Security unit ensures that there are procedures for information-related security and physical security.

Personnel Administration is responsible for payroll administration, office services, pensions and insurance.

The Corporate Communications Department coordinates Investor's communications with external and internal target groups. All communications activities are based on the principles of objectivity, openness, speed, foresight, ethics and quality. The primary target groups are shareholders, the press and other media, business partners, the capital market and Investor's employees.

In addition to having its own personnel department, Human Resources (HR) provides consulting services through the wholly owned subsidiary Novare Human Capital, enabling Investor to share its experience in the HR area. Novare Human Capital offers its services to companies in Investor Growth Capital's portfolio and Hi3G, among others.



Network and people

Investor's network

The common and uniting factor for the different parts of Investor's investment organization is the extensive national and international network of people and companies that Investor has developed through decades of business operations. The network provides both breadth and depth in terms of experience, information and business flow. It consists of employees in the different functions and offices of the Investor organization around the globe, but also of executives in Investor's core holdings and new investments, and many other players that Investor has established operations with, such as the academic community. Investor thus has access to a combination of industrial and financial competence.

Investor strives constantly to find new ways to network people, companies and organizations to create stimulating and rewarding projects. One method is to bring together leading executives in core holdings with top management personnel in new investment companies. Experienced personnel from a holding can be of assistance to another in several different ways, through partnerships, board work or consultation. This benefits all parties involved.

The venture capital company b-business partners, formed in 2000, is a concrete example of how companies in Investor's network can collaborate. b-business partners focuses on investments in B2B e-commerce in Europe and is a joint investment with ABB, SEB and a number of other major companies. In this project, in which all parties actively participate, unique opportunities are created for profitable investments. b-business partners offers a unique platform for adding value to the portfolio, since owner companies are potential customers, suppliers or another party. The company also provides possibilities for member companies to learn and actively participate in the development of new technological solutions in a number of areas.

Another specific example of opportunities created by Investor's network is the private equity company imGO in Asia. imGo is an investment in partnership with Ericsson and Hutchison Whampoa. The formation of Hi3G is a further product of this extensive network.

Investor's people

Investor's investment operations employ about 200 people today. Investor strives to have a diversified work environment with regard to age, nationality, knowledge and experience. Investor aims to recruit people with cutting-edge expertise who come from varying backgrounds. On December 31, 2000, the average age of Investor's employees was 39 and there was an even percentage of men and women. At year-end 2000, a total of 15 different nationalities were represented among Investor's personnel.

Today, Investor is represented through wholly owned subsidiaries and offices in Amsterdam, Hong Kong, London, New York, Palo Alto and Stockholm.

Change in net asset value


SEK bn
Change in net asset value
SEK/share
Net asset value
Net asset value/share
200
150
100
50
12/31 1996
12/31 1997
12/31 1998
12/31 1999
12/31 2000

The development of Investor's net asset value is the focus of Investor's efforts to create value.

By achieving the goal for growth in net asset value, the conditions are created for generating a high return for Investor's shareholders.

On December 31, 2000, Investor's net asset value amounted to SEK 149,115 m. (153,259). This corresponds to SEK 186 (191) per share after full conversion. The change in net asset value was –3 percent (64) or SEK –4,144 m. (59,757). Growth in net asset value has averaged 20 percent over the past five years. On December 31, 2000, the discount to net asset value was 24 percent, compared with 37 percent last year.

Net asset value

	12/31 2000 SEK/share	12/31 2000 SEK m.	12/31 1999 SEK/share	12/31 1999 SEK m.
Core holdings	163	130,844	187	150,060
New investments	15	11,692	10	7,618
Other holdings	18	14,091	16	12,746
Other operations	3	2,590	3	2,247
Other assets and debts	0	26	–1	–499
Total investments	**199**	**159,243**	**215**	**172,172**
Net debt	–13	–10,128	–24	–18,913
Total net asset value	**186**	**149,115**	**191**	**153,259**

CORE HOLDINGS

The total value of Investor's core holdings decreased SEK 19,216 m. during the year, mainly through the sale of Scania shares. In 2000, shares were purchased for a total of SEK 1,304 m. and sold for SEK 13,838 m.

Sales during the period comprised 37.4 million A shares in Scania that were sold to Volkswagen in the first half of 2000 for a total purchase price of SEK 13,838 m., providing a capital gain of SEK 10,202 m. Investor has undertaken to remain an owner in Scania through March 2002.

The largest contributions to growth in Investor's net asset value in 2000 came from AstraZeneca with SEK 10,224 m., SEB with SEK 1,267 m. and OM Gruppen with SEK 617 m. The value trend for Ericsson, WM-data and Stora Enso had a negative impact on Investor's net asset value of SEK 8,221 m., SEK 3,313 m. and SEK 2,935 m., respectively.

Change in value – Core holdings Jan. 1 – Dec. 31, 2000, SEK m.


ASTRAZENECA
SEB
OM GRUPPEN
SCANIA
SAS SVERIGE
SAAB AB
GAMBRO
SKF
ABB
ELECTROLUX
ATLAS COPCO
STORA ENSO
WM-DATA
ERICSSON
–10,000
–5,000
0
6,000
12,000

NEW INVESTMENTS

The total value of Investor's new investments increased SEK 4,074 m. (2,109) during the year. Shares were sold for a total of SEK 4,490 m. (4,406). Divestments during the period generated total capital gains of SEK 2,667 m. (1,984). The average annual return on realized investments exceeded by far the 20-percent return requirement.

Write-downs totaled SEK 1,228 m. during the period, and all listed and unlisted holdings with a market value less than acquisition value have been written down.

The New investments business had a positive effect on net asset value, increasing it by an amount equivalent to SEK 496 m. (2,886). On December 31, 2000, the accumulated surplus value was SEK 1,832 m. (2,787).

Net asset value – Core holdings

Company	Number of shares[1]	Market value SEK m. 12/31 2000	Net asset value SEK/share	Share price performance 2000 (%)[2]	Share of portfolio (%)	Share of capital[3] (%)	Share of voting rights[3] (%)	Market value SEK m. 12/31 1999	Net asset value SEK/share
Technology									
Ericsson	273,506,800	29,771	37	–21	23	3	22	37,992	47
WM-data	55,302,500	2,505	3	–57	2	15	8	5,818	7
		32,276			**25**			**43,810**	
Engineering & Manufacturing									
ABB	14,437,720	13,990	17	–7	11	5	5	14,972	19
Atlas Copco	31,454,971	6,495	8	–18	5	15	21	7,911	10
Scania	18,170,073	3,749	5	–31	3	9	15	16,905	21
Electrolux	19,613,190	2,380	3	–43	2	6	24	2,810	4
SKF	14,955,052	1,967	2	–31	1	13	27	2,931	4
Saab AB	21,611,925	1,686	2	–5	1	20	36	1,772	2
		30,267			**23**			**47,301**	
Healthcare									
AstraZeneca	92,420,310	43,437	54	+31	33	5	5	32,956	41
Gambro	68,638,225	4,702	6	–12	4	20	26	5,251	7
		48,139			**37**			**38,207**	
Financial Services									
SEB	70,803,680	7,363	9	+21	6	10	11	5,809	7
OM Gruppen	12,840,507	2,992	4	+26	2	15	15	2,375	3
		10,355			**8**			**8,184**	
Forest Products									
Stora Enso	77,892,748	8,623	11	–24	6	8	24	11,558	14
		8,623			**6**			**11,558**	
Service									
SAS Sverige	13,155,980	1,184	2	+18	1	19	19	1,000	1
		1,184			**1**			**1,000**	
Total		**130,844**	**163**		**100**			**150,060** [4]	**187**

1) Holdings, adjusted for any shares on loan.
2) Most heavily traded class of share.
3) After full dilution.
4) The holding in Volvo (SEK 4,814 m.) has been transferred to "Other holdings".

Net asset value – New investments

SEK m.	SEK/share	Value (SEK m.)	Book value (SEK m.)	Committed capital[1] (USD m.)
Investor Growth Capital	12	9,227	7,610	1,800
Investor Capital Partners	2	1,300[2]	1,197	200
EQT	1	1,165	1,053	1,000
Total	**15**	**11,692**	**9,860**	**3,000**

1) Capital allocations within New investments are made in USD.
2) Includes all of the Investor Group's investments in Asia.

OTHER HOLDINGS

Saab Automobile

On January 15, 2001, it was announced that General Motors is acquiring Investor's subordinated loans to Saab Automobile for SEK 4,050 m. The loan had a book value of SEK 2,890 m. In the calculation of net asset value on December 31, 2000, the loan was valued at the agreed purchase price that will be paid in the first quarter of 2001.

Syngenta

The agrochemical operations of AstraZeneca and Novartis were merged in the fourth quarter of 2000. After the merger, AstraZeneca paid a dividend of shares in the newly formed company, Syngenta, to AstraZeneca shareholders. Investor's holding in Syngenta had a market value of SEK 1,162 m. on December 31, 2000.

Volvo

The Volvo holding was reduced during the year through Volvo's share buyback program. The holding in Volvo was also written down SEK 1,497 m., since the market value was less than the acquisition value on December 31, 2000.

Net asset value – Other holdings

	12/31 2000 SEK/share	12/31 2000 SEK m.	12/31 1999 SEK/share	12/31 1999 SEK m.
Saab Automobile subordinated loans[1]	5	4,050	4	2,890
Volvo	4	3,366	6	4,814
Investor's own convertibles	6	4,682	5	3,901
Syngenta	2	1,162	–	–
Other	1	831	1	1,141
Total Other holdings	**18**	**14,091**	**16**	**12,746**

1) Subordinated loans to Saab Automobile are valued at the agreed purchase price.

OTHER OPERATIONS

Net asset value – Other operations

	12/31 2000 SEK/share	12/31 2000 SEK m.	12/31 1999 SEK/share	12/31 1999 SEK m.
Securities trading	1	1,165	1	822
Grand Hôtel Holdings	1	1,075	1	1,075
Land and real estate	1	350	1	350
Total Other operations	**3**	**2,590**	**3**	**2,247**

The table below provides an overview of each segment's contribution to the change in net asset value, and the market value.

Development by segment 1/1 – 12/31 2000

SEK m.	Core holdings	New investments	Other holdings	Other operations	Investor Groupwide	Total
Dividends	2,090	337	295	66		2,788
Capital gains						
Realized profit/loss	10,202	2,667	1,274	584		14,727
Write-downs		–1,228	–1,497			–2,725
Other revenues and expenses				104		104
Operating costs	–215	–325	–8	–106	–86	–740
Operating income	**12,077**	**1,451**	**64**	**648**	**–86**	**14,154**
Net financial items					–676	–676
Taxes and minority interest					–19	–19
Income for the year	**12,077**	**1,451**	**64**	**648**	**–781**	**13,459**
Changes in surplus value	–16,143	–955	1,946	145		–15,007
Dividends paid					–2,596	–2,596
Contribution to NAV growth	**–4,066**	**496**	**2,010**	**793**	**–3,377**	**–4,144**

Assets by segment 12/31 2000

Book value	38,871	9,860	9,050	2,399	26	60,206
Accumulated surplus value	91,973	1,832	5,041	191		99,037
Market value	**130,844**	**11,692** 1)	**14,091**	**2,590**	**26**	**159,243**

Development by segment 1/1 – 12/31 1999 2)

SEK m.	Core holdings	New investments	Other holdings	Other operations	Investor Groupwide	Total
Dividends	2,184	415	152	24		2,775
Capital gains						
Realized profit/loss	7,532	1,984	–34	103		9,585
Write-downs		14		70		84
Other revenues and expenses				38		38
Operating costs	–186	–249	–6	–109	–81	–631
Operating income	**9,530**	**2,164**	**112**	**126**	**–81**	**11,851**
Net financial items					–776	–776
Taxes and minority interest					–255	–255
Income for the year	**9,530**	**2,164**	**112**	**126**	**–1,112**	**10,820**
Changes in surplus value	49,098	722	812	403		51,035
Dividends paid					–2,098	–2,098
Contribution to NAV growth	**58,628**	**2,886**	**924**	**529**	**–3,210**	**59,757**

Assets by segment 12/31 1999

Book value	41,944	4,831	9,650	2,202	–499	58,128
Accumulated surplus value	108,116	2,787	3,096	45		114,044
Market value	**150,060**	**7,618**	**12,746**	**2,247**	**–499**	**172,172**

1) Valuation is calculated in accordance with EVCA/BVCA principles with the exception of unlisted holdings. The principles for valuation of unlisted holdings were changed in 2000 to a more conservative method where these are valued at acquisition value with deduction of any write-downs. Previously, where applicable, in accordance with EVCA/BVCA principles, unlisted holdings were stated at the most recent external financing round valuation. Listed holdings are valued as previously at their current price with a liquidity discount of 10 to 20 percent.

2) Due to changes made to classifications of holdings in 2000, figures for 1999 have also been adjusted for comparison purposes.

Portfolio

Investor is an active owner of a large number of companies. Each company has its own specific focus and business environment. Below, Investor's investments are first described in a portfolio perspective to illustrate Investor's industrial focus and diversification. Individual holdings are then described by sector.

Overview of the portfolio

Investor's portfolio comprises 14 core holdings today, approximately 100 new investments and a number of other holdings. The portfolio is divided into sectors as follows: Technology, Healthcare, Engineering & Manufacturing, Forest Products, Financial Services and Other. All Core holdings and New investments in IT and Healthcare are described on the following pages.

SEK m.	Technology	Healthcare	Engineering & Manufacturing	Forest Products	Financial Services	Other	Total
Core holdings	32,276	48,139	30,267	8,623	10,355	1,184	**130,844**
New investments, listed	2,583	730	129	–	–	41	**3,483**
New investments, unlisted	4,125	1,676	311	–	70	2,027	**8,209**
Other	–	–	3,721	–	–	12,986 [1]	**16,707**
Total	**38,984**	**50,545**	**34,428**	**8,623**	**10,425**	**16,238**	**159,243**

1) This item includes holdings that are not shares, such as Investor's own convertibles and the subordinated loans to Saab Automobile.

Segments


1999
1
2
3
4

1–Core holdings, 87%
2–New investments, 5%
3–Other holdings, 7%
4–Other operations, 1%


2000
1
2
3
4

1–Core holdings, 82%
2–New investments, 7%
3–Other holdings, 9%
4–Other operations, 2%

Sectors


1999
1
2
3
4
5
6

1–Healthcare, 23%
2–Technology, 27%
3–Engineering & Manufacturing, 31%
4–Financial Services, 5%
5–Forest Products, 7%
6–Other, 7%


2000
1
2
3
4
5
6

1–Healthcare, 32%
2–Technology, 24%
3–Engineering & Manufacturing, 22%
4–Financial Services, 7%
5–Forest Products, 5%
6–Other, 10%

Listed/Unlisted


1999
1
2

1–Listed, 95%
2–Unlisted, 5%


2000
1
2

1–Listed, 91%
2–Unlisted, 9%

Technology

The Technology sector includes major established companies – Ericsson and WM-data – and new investments in growth companies focusing on new technology, software solutions and IT services, among other areas. Most of the investments have been made in companies in Sweden and the United States.

	12-31-2000
Core holdings	32,276
New investments	
– listed	2,583
– unlisted	4,125
Other	–
Total	**38,984**

ERICSSON

On December 31, 2000, Investor's holding in Ericsson amounted to 3 percent of the share capital and 22 percent of the voting rights. The market value of Investor's holding in Ericsson was SEK 29, 771 m.

Serving on Ericsson's board are the following people who are associated with Investor: Marcus Wallenberg (Vice Chairman) and Peter D. Sutherland.

For more than a century Ericsson has developed into a world-leading supplier of telecommunications equipment. Lars Magnus Ericsson founded the company in 1876 as a repair shop for telegraph equipment. Ericsson has been operating internationally since the beginning of the 1900s. Markets outside Sweden account for most of the company's sales.

Ericsson has more than 100,000 employees in over 140 countries. Sales exceed SEK 270 billion per year. Ericsson's combined competence in fixed and mobile networks and mobile telephones make Ericsson a world-leading supplier in the telecommunications industry.

The successes of Ericsson are largely due to long-term investments in research and development, an area employing 22,000 people in 23 countries. Ericsson also collaborates with other leading companies in several important areas. Hewlett Packard, IBM, Intel, Marconi, Microsoft, Novell, Sun and Texas Instruments are examples of Ericsson's cooperation partners.

Operations are conducted through six business divisions: Mobile Systems, Multi Service Networks, Consumer Products, Data Backbones and Optical Networks, Internet Applications and Global Services.

Chairman: *Lars Ramqvist*
CEO: *Kurt Hellström*

Market capitalization at December 31, 2000:
SEK 852 billion
www.ericsson.com

Trend of Ericsson's total return compared with the OM Stockholm Exchange (SIXRX)
Index=100


3,000
1,500
0
3,000
1,500
0
90 91 92 93 94 95 96 97 98 99 00
Ericsson
OM Stockholm Exchange

Source: SIX AB

WM-data

On December 31, 2000, Investor's holding in WM-data amounted to 15 percent of the share capital and 8 percent of the voting rights. The market value of Investor's holding in WM-data was SEK 2,505 m.

Serving on WM-data's board is the following person who is associated with Investor: Jacob Wallenberg.

On April 1, 1969, Thord Wilkne and Hans Mellström formed a computer consultancy company named WM-data. Today, WM-data has about 8,000 employees working in a number of companies and units within different areas of competence.

The Nordic region, WM-data's primary market, represents a cohesive geographic and economic unit allowing WM-data to effectively utilize the investments being made in distribution, service and operative and network solutions.

Chairman: *Thord Wilkne*
CEO: *Lars Harrysson*

Market capitalization at December 31, 2000:
SEK 14 billion
www.wmdata.com

Trend of WM-data's total return compared with the OM Stockholm Exchange (SIXRX)
Index=100


5,000
2,500
0
5,000
2,500
0
90 91 92 93 94 95 96 97 98 99 00
WM-data
OM Stockholm Exchange

Source: SIX AB

Investor Growth Capital – investments

Applied Sensor Technologies, Sweden
develops and sells intelligent sensor systems for fast, reliable, user-friendly detection and analysis.
www.nordicsensor.se

Aplion Networks, United States
created Network Virtuoso, the first integrated hardware and software solution for customizing broadband communications.
www.aplion.com

Bredbandsbolaget ("B2"), Sweden
a telecommunications company providing broadband access and related services to households and businesses.
www.bredband.com

CarParts.com, United States
a leading online marketplace for automotive parts serving both consumers and businesses.
www.carparts.com

Cidera, United States
delivers broadband content to the edge of the Internet, using high-speed satellite technology to transport high-bandwidth data faster and more reliably.
www.cidera.com

Confirm.com, Sweden
a marketplace for matching buyers and sellers on the Internet called www.E-euromarket.com.
www.confirm.com

Curl Corporation, United States
develops software enabling the creation of highly interactive and visually interesting applications and web sites.
www.curlcorporation.com

Digia, Finland
sells software and services for next-generation wireless information devices.
www.digia.com

Dobedo, Sweden
Internet content provider operating an online chat room, www.dobedo.com, targeted at young people between the age of 16 and 25.
www.dobedo-inc.com

Edison Schools, United States
the largest private, for-profit operator of public schools in the U.S.; currently operating 79 schools serving about 38,000 students from kindergarten through grade 12. *Listed.*
www.edison.com

Exosoft, Sweden
develops portal solutions, user interfaces and technology platforms that enable entirely novel types of Internet service.
www.excosoft.com

Gator.com, United States
the consumer's smart online companion helping users eliminate Web chores such as filling out forms, passwords and login IDs.
www.gator.com

GenOA, United States
develops semiconductors for optical communications.
www.genoacorp.com

Guru.com, United States
the premier marketplace for connecting expert consultants and freelancers (gurus) with contract projects and essential services.
www.guru.com

idealab!, United States
develops ideas into highly focused e-commerce businesses.
www.idealab.com

Invesmart, United States
a full-service retirement financial services firm. The company combines Internet technology with a professional expertise enabling company employees to invest successfully for retirement.
www.invesmart.com

JP Systems, United States
develops wireless enabling Internet and intranet technology giving users secure instant wireless access to corporate/Web data anytime, anywhere.
www.jpsystems.com

K-World, Sweden
offers training by using the Internet, TV and CD-ROM media in combination with traditional classroom exercises and literature.
www.kworld.se

Lycos Europe, Germany
a leading online media company hosting a pan-European network of web sites. Lycos Europe is one of the most visited online-destinations in Europe. During the year Lycos Europe acquired Spray Network through a non-cash issue of shares. *Listed.*
www.lycos.com

Neos Robotics, Sweden
developed a processing robot with unique characteristics, for a market segment that is between traditional industrial robots and processing machines.
www.neosrobotics.com

Oculos, Sweden
customer relationship management (CRM) specialists, focused on the outward efficiency of organizations.
www.oculos.se

Optillion, Sweden
develops and manufactures fiber-optic ethernet transceivers for high-speed data and Internet communications.
www.optillion.com

OptoComm, Sweden
develops communications solutions based on fiber optic cable, copper cable and radio links to provide optimal broadband efficiency for backbone networks and local area networks.
www.optocomm.se

PipeBeach, Sweden
develops speechWeb, an audio browser server that makes the mobile phone a convenient tool for retrieving information from the Web.
www.pipebeach.com

Popwire.com, Sweden
operates a site allowing musicians to upload music in MP3 format where it is available for free downloads. Popwire is also developing technology for sharing music and pictures over the Internet and wireless networks.
www.popwire.com

Proceedo, Sweden
develops and markets business-to-business purchasing solutions. The company's concept, eProcurement, comprises an Internet application and value-added services.
www.proceedo.se

Quisic partners, United States
provides highly interactive content for corporate education. Business courses are sold to corporations, business schools and universities.
www.quisic.com

Radians Innova, Sweden
develops, manufactures and sells sophisticated optronic equipment representing the integration of optics, electronics and precision mechanics.
www.radians.se

Scan, United Kingdom
provides a product search and purchasing service using existing mobile technology on the 24 million handsets in the U.K. with access to SMS text messaging.
www.scan.com

SQM, Sweden
a consultancy providing services and solutions for e-commerce, customer service and support.
www.sqm.se

Startupfactory, Sweden
an early stage, value-added investor, focused on wireless communication and mobile lifestyle. Helps entrepreneurs transform mobile Internet business ideas into full-fledged companies.
www.startupfactory.com

Stepstone, Norway
the leading European on-line recruiting service with one of the largest employment databases available on the Internet. *Listed.*
www.stepstone.com

Sylvan, United States
provides personalized instructional services to students, and offers educational and professional development services to school systems. *Listed.*
www.sylvanlearning.com

TeleGea, United States
provides online sale and delivery of telecom services, such as long distance, wireless, messaging, paging, business services, and mobile commerce.
www.telegea.com

Tessera, United States
the leading provider and licenser of Chip Scale Packaging technology to the semiconductor industry, the de facto standard for a number of memory architectures.
www.tessera.com

All of the above-mentioned investments exceed SEK 25 m.

Investor Growth Capital has also invested SEK 25 m. or less in the following companies, among others. Apollo, Hybrid, Intenna, Nordic Windpower, Projectplace, SynaPix, Sörman and Umetrics.

Investor Capital Partners – Asia Fund

imGo, Hong Kong
focus on the wireless Internet industry in Asia by investing in telecom-related and wireless enabling technologies, software applications, content providers and broadband infrastructure. *Listed.*
www.imgoasia.com

Other holdings in Asia

ASM Pacific Technology, Hong Kong
offers a comprehensive line of back-end semiconductor manufacturing products, including die bonders, wire bonders, mold/encapsulation tools, trim and form equipment as well as integrated, customized solutions. *Listed.*
www.asm.com

Amkor Technology, United States
the world's largest independent supplier of outsourced packaging and test semiconductor interconnect services. *Listed.*
www.amkor.com

All of the above-mentioned investments exceed SEK 25 m.

Investments for SEK 25 m. or less have also been made in Asia in the following companies: Alphtec Holding Co. and eBisCo.

HEALTHCARE

Healthcare

The Healthcare sector is dominated by two large holdings – AstraZeneca and Gambro. New investments have also been made in a number of companies in the healthcare sector, primarily in North America and Sweden.

	12-31-2000
Core holdings	48,139
New investments	
– listed	730
– unlisted	1,676
Other	–
Total	**50,545**

AstraZeneca

On December 31, 2000, Investor's holding in AstraZeneca amounted to 5 percent of the share capital and 5 percent of the voting rights. The market value of Investor's holding in AstraZeneca was SEK 43,437 m.

Serving on AstraZeneca's board are the following people who are associated with Investor: Percy Barnevik (Chairman), Håkan Mogren (Executive Deputy Chairman) and Marcus Wallenberg.

AstraZeneca is one of the world's leading pharmaceutical companies. Operations are focused on innovative research in medicines and pharmaceuticals that is conducted in an international network of research units, mainly in Sweden, the United States and the United Kingdom. The headquarters for R&D is located in Södertälje, Sweden. Priority research areas are gastrointestinal, cardiovascular, respiratory and central nervous system diseases, as well as oncology, pain control and infection.

AstraZeneca, headquartered in London, has sales in over 100 countries and more than 50,000 employees worldwide. The company has manufacturing in 19 countries and six major research centers.

AstraZeneca was formed in 1999 when Astra AB (Sweden) and the Zeneca Group (U.K.) merged.

Chairman: *Percy Barnevik*
President and CEO: *Tom McKillop*

Market capitalization at December 31, 2000: SEK 830 billion
www.astrazeneca.com

Trend of AstraZeneca's total return compared with the OM Stockholm Exchange (SIXRX)
Index=100


1,200
1,200
600
600
0
0
90 91 92 93 94 95 96 97 98 99 00

AstraZeneca *OM Stockholm Exchange*
Source: SIX AB

GAMBRO.

On December 31, 2000, Investor's holding in Gambro amounted to 20 percent of the share capital and 26 percent of the voting rights. The market value of Investor's holding in Gambro was SEK 4,702 m.

Serving on Gambro's board are the following people who are associated with Investor: Claes Dahlbäck (Chairman), Håkan Mogren (Vice Chairman), Sven Nyman and Björn Svedberg.

Gambro is a global medical technology and healthcare company with 99 percent of its revenues outside Sweden. The company is active in the following business areas: Healthcare, Renal Products and Blood Component Technology. Gambro has about 18,000 employees in some 40 countries. Annual revenues amount to approximately SEK 22 billion. Research and development activities are conducted in Sweden, Germany, France, Italy, Japan and the United States.

In 1991, Gambro's predecessor, the new Incentive Group, was formed through the merger of Incentive and what was called the "balance" of ASEA companies. Cardo was acquired in 1994, through which Incentive became the majority owner of Gambro, a medical technology company. In 1998, the Incentive name was changed to Gambro to indicate that the company had been streamlined and focused on medical technology.

Chairman: *Claes Dahlbäck*
President and CEO: *Sören Mellstig*

Market capitalization at December 31, 2000: SEK 24 billion
www.gambro.com

Trend of Gambro's total return compared with the OM Stockholm Exchange (SIXRX)
Index=100


800
800
400
400
0
0
90 91 92 93 94 95 96 97 98 99 00

Gambro *OM Stockholm Exchange*
Gambro was listed in 1991.
Source: SIX AB

New investments/Healthcare

Investor Growth Capital – investments

A+ Science Invest, Sweden
acquires, develops and commercializes patentable inventions in the biomedical, med-tech and natural sciences spheres.
www.a-plusscience.se

Aerocrine, Sweden
markets a method to monitor and diagnose inflammatory disease in the respiratory, gastrointestinal and urinary tracts.
www.aerocrine.com

Amira, United States
has developed minimally invasive home blood glucose monitoring devices for diabetics.
www.amira.com

Axcan Pharma, Canada
a specialty pharmaceutical company manufacturing and marketing drugs in the area of gastroenterology. *Listed.*
www.axcan.com

Carmel Pharma, Sweden
manufactures and sells a system for the secure, sealed handling of pharmaceuticals, primarily to protect healthcare workers.
www.carmelpharma.se

EndoVasix, United States
medical device company developing a system for the treatment of ischemic stroke. This minimally-invasive device uses a combination of laser and acoustic energy to break up the clot causing the stroke.
www.endovasix.com

Esperion Therapeutics, United States
pharmaceutical company working on a new concept for treating cardiovascular disease (arteriosclerosis) using a recently discovered protein. *Listed.*
www.esperion.com

Gyros, Sweden
has developed miniaturized laboratories in CD format, termed a "lab on a chip;" Gyros' unique patented technique represents a breakthrough for the analysis of genes and proteins.
www.gyrosmicro.com

IntraBiotics Pharmaceuticals, United States
develops and plans to market antibacterial and antifungal drugs for treatment and prevention of serious diseases, including multi-drug resistant microbes. *Listed.*
www.intrabiotics.com

Intuitive Surgical, United States
has developed a computer-enhanced, minimally invasive surgery system that combines natural hand movements with techniques used in traditional surgery. *Listed.*
www.intuitivesurgical.com

Juvantia Pharma, Finland
a drug discovery company engaged in identification and development of novel compounds, drugs acting on g-protein coupled receptors for treatment of Parkinson's disease, depression and vascular diseases.
www.juvantia.com

Kyphon, United States
develops and markets minimally-invasive balloon technologies for the treatment of compression fractures.
www.kyphon.com

Melacure Therapeutics, Sweden
a pharmaceutical research and development enterprise developing new substances based on melancortin receptors for treating obesity and anorexia.
www.melacure.com

Molecular Staging, United States
a life sciences tool company developing a portfolio of technologies for the detection and measurement of proteins and nucleic acids across a broad range of applications.
www.molecularstaging.com

Personal Chemistry, Sweden
has developed an automated system for chemical synthesis using a microwave heating technology speeding up the rate of chemical reactions.
www.personalchemistry.com

Physiome Sciences, United States
developing and commercializing software tools, proprietary databases, and web applications for computer simulation of life processes in drug testing.
www.physiome.com

Songbird Hearing, United States
developed a disposable hearing aid offering the mild-to-moderate hearing-impaired a solution that is convenient, inexpensive and easy to use.
www.SongbirdHearing.com

All of the above-mentioned investments exceed SEK 25 m.

Investor Growth Capital has also invested SEK 25 m. or less in the following companies, among others. Affibody Technology, Accuro Immunology, Alco-Dia, Alpha Helix, CavidiTech, Entific, Got-A-Gene, Mando, Medicarb, Metcon Medicin, Neuro Nova, Otre, Ponsus Pharma, StickTech, Stille and Ullman.

Engineering & Manufacturing

Investor's portfolio in Engineering & Manufacturing consists largely of multinational companies such as Atlas Copco, Electrolux, Scania and SKF.

	12-31-2000
Core holdings	30,267
New investments	
– listed	129
– unlisted	311
Other (of which, Volvo 3,366)	3,721
Total	**34,428**

On December 31, 2000, Investor's holding in ABB amounted to 5 percent of the share capital and 5 percent of the voting rights. The market value of Investor's holding in ABB was SEK 13,990 m.

Serving on ABB's board are the following people who are associated with Investor: Percy Barnevik (Chairman), Peter D. Sutherland and Jacob Wallenberg.

ABB has about 160,000 employees in more than 100 countries. The group operates in six segments: Power Transmission; Power Distribution; Automation; Oil and Gas and Petrochemicals; Building Technologies and Financial Services. ABB is headquartered in Zurich, Switzerland.

The Group has about 20,000 employees working with research and development. In 1999, ABB invested about 8 percent of revenues in R&D. Long-term R&D activities are conducted at the Group's ten corporate research units worldwide.

ABB was formed in 1988 through the merger of Asea (Sweden) and BBC Brown Boveri (Switzerland) under the name ABB. Asea's history dates back to 1883. BBC Brown Boveri was founded in 1891.

Chairman: *Percy Barnevik*
President and CEO: *Jörgen Centerman*

Market capitalization at December 31, 2000: SEK 291 billion
www.abb.com

Trend of ABB's total return compared with the OM Stockholm Exchange (SIXRX)
Index=100


800
400
0
800
400
0
90 91 92 93 94 95 96 97 98 99 00
ABB
OM Stockholm Exchange

Source: SIX AB

Atlas Copco

On December 31, 2000, Investor's holding in Atlas Copco amounted to 15 percent of the share capital and 21 percent of the voting rights. The market value of Investor's holding in Atlas Copco was SEK 6,495 m.

Serving on ABB's board are the following people who are associated with Investor: Anders Scharp (Chairman), Jacob Wallenberg (Vice Chairman), Ulla Litzén and Michael Treschow.

Atlas Copco is a global industrial group headquartered in Stockholm. The company, founded already in 1873, has more than 26,000 employees today and manufactures products in 14 countries on four continents. Atlas Copco companies develop and manufacture electric and pneumatic tools, compressed air and gas equipment, construction and mining equipment, assembly systems, and offer related service and equipment rental. The products are sold and rented under different brands through a worldwide sales and service network covering 150 countries, half of which are served by wholly or partly owned sales companies.

The Group operates through a number of divisions within four business areas; Compressor Technique, Construction and Mining Technique, Industrial Technique, and Rental Service. Atlas Copco's vision is to be a leader in each business area.

Chairman: *Anders Scharp*
President and CEO: *Giulio Mazzalupi*

Market capitalization at December 31, 2000: SEK 43 billion
www.atlascopco.com

Trend of Atlas Copco's total return compared with the OM Stockholm Exchange (SIXRX)
Index=100


1,200
600
0
90 91 92 93 94 95 96 97 98 99 00

Atlas Copco *OM Stockholm Exchange*
Source: SIX AB

Electrolux

On December 31, 2000, Investor's holding in Electrolux amounted to 6 percent of the share capital and 24 percent of the voting rights. The market value of Investor's holding in Electrolux was SEK 2,380 m.

Serving on Electrolux's board are the following people who are associated with Investor: Jacob Wallenberg (Vice Chairman) and Michael Treschow.

Electrolux was founded in 1901 as a manufacturer of the Lux lamp. Production of vacuum cleaners was started in 1912. Today, operations are focused on two business areas: Consumer Durables and Professional Products. The latter is divided into two subgroups: Indoor Products and Outdoor Products.

The Electrolux Group has more than 86,200 employees and annual sales in excess of SEK 120 billion, making Electrolux the world's largest company in powered household appliances. Consumers in over 150 countries buy more than 55 million products from Electrolux each year. Well-known brands include AEG, Zanussi, Frigidaire, Eureka and Husqvarna.

Chairman: *Rune Andersson*
President and CEO: *Michael Treschow*

Market capitalization at December 31, 2000: SEK 45 billion
www.electrolux.com

Trend of Electrolux's total return compared with the OM Stockholm Exchange (SIXRX)
Index=100


1,000
500
0
90 91 92 93 94 95 96 97 98 99 00

Electrolux *OM Stockholm Exchange*
Source: SIX AB

SAAB

On December 31, 2000, Investor's holding in Saab AB amounted to 20 percent of the share capital and 36 percent of the voting rights. The market value of Investor's holding in Saab was SEK 1,686 m.

Serving on Saab's board are the following people who are associated with Investor: Anders Scharp (Chairman), Marcus Wallenberg (Vice Chairman), Erik Belfrage and Björn Svedberg.

Saab is Northern Europe's leading high technology company offering unique know-how ranging from aeronautics, aerodynamics, aerospace and underwater technologies, to areas such as infomatics, command & control systems, precision engagement, sensors, image processing and communications technology.

Saab is a knowledge company with the ability to integrate complex systems based on a variety of technologies. With a broad range of advanced systems, products and services, Saab focuses – either by itself or with partners – on military and civilian growth areas in which the company is a world leader.

Saab's operations are conducted in the following business areas: Systems and Electronics, Aerospace, Dynamics, Technical Support & Services, Space, Aviation Services and Other Operations.

Chairman: *Anders Scharp*
President and CEO: *Bengt Halse*

Market capitalization at December 31, 2000: SEK 8 billion
www.saab.se

Trend of SAAB AB's total return compared with the OM Stockholm Exchange (SIXRX)
Index=100


200
100
0
90 91 92 93 94 95 96 97 98 99 00

SAAB AB *OM Stockholm Exchange*
Saab AB was listed in 1998.
Source: SIX AB

SCANIA

On December 31, 2000, Investor's holding in Scania amounted to 9 percent of the share capital and 15 percent of the voting rights. The market value of Investor's holding in Scania was SEK 3,749 m.

Serving on Scania's board is the following person who is associated with Investor: Marcus Wallenberg.

Scania was founded in 1891. Since then, the company has built and delivered more than one million trucks, buses and bus chassis.

Scania is a world-leading manufacturer of trucks and buses for heavy transport work, as well as industrial and marine engines. With 26,900 employees and production facilities in Europe and Latin America, Scania is one of the most profitable companies in its sector.

Scania has sales in about 100 countries, with approximately 95 percent of unit sales outside Sweden.

Chairman: *Ferdinand Piëch*
President and CEO: *Leif Östling*

Market capitalization at December 31, 2000: SEK 42 billion
www.scania.com

Trend of Scania's total return compared with the OM Stockholm Exchange (SIXRX)
Index=100


250
125
0
250
125
0
90 91 92 93 94 95 96 97 98 99 00
Scania
OM Stockholm Exchange

Scania was listed in 1996.
Source: SIX AB

SKF

On December 31, 2000, Investor's holding in SKF amounted to 13 percent of the share capital and 27 percent of the voting rights. The market value of Investor's holding in SKF was SEK 1,967 m.

Serving on SKF's board are the following people who are associated with Investor: Anders Scharp (Chairman) and Ulla Litzén.

SKF is the world's leading manufacturer of ball bearings. SKF has around 41,000 employees and is represented in more than 150 countries. Sales amounted to approximately SEK 40 billion in 2000.

The SKF Group operates through six divisions: Automotive, Electrical, Industrial, Service, Seals and Steel. A large number of subsidiaries are organized under these divisions and are spread all over the world.

SKF has been the technological leader in its industry for about 90 years, from the launch of the first self-aligning spherical ball bearing in 1907, to the company's development of hub bearing units, CARB® toroidal roller bearings and now Explorer. The latter product is a spherical roller bearing that has set a new world standard with regard to durability and performance. SKF is continuing to develop products, systems and service to offer customers optimal solutions. SKF registers a new patent every other day.

In 1999, SKF launched SKF Endorsia.com, an open electronic marketplace on the Internet for branded industrial goods and services.

Chairman: *Anders Scharp*
President and CEO: *Sune Carlsson*

Market capitalization at December 31, 2000: SEK 16 billion
www.skf.com

Trend of SKF's total return compared with the OM Stockholm Exchange (SIXRX)
Index=100


800
400
0
800
400
0
90 91 92 93 94 95 96 97 98 99 00
SKF
OM Stockholm Exchange

Source: SIX AB

FOREST PRODUCTS

Forest Products

Stora Enso, the only holding in the Forest Products sector, has been in the portfolio since Investor was founded in 1916.

	12-31-2000
Core holdings	8,623
New investments	
– listed	–
– unlisted	–
Other	–
Total	**8,623**

STORAENSO

On December 31, 2000, Investor's holding in Stora Enso amounted to 8 percent of the share capital and 24 percent of the voting rights. The market value of Investor's holding in Stora Enso was SEK 8,623 m.

Serving on Stora Enso's board are the following people who are associated with Investor: Claes Dahlbäck (Chairman) and Marcus Wallenberg.

The Swedish operations in STORA have their origins in copper mining in Falun, Sweden, more than 700 years ago. In 1978, the company's operations were focused on the forest products industry after STORA sold its ironworks and mines. Enso was founded as a sawmill in Kotka, Finland, in 1872.

In 1998, STORA and Enso merged to form Stora Enso, a world-leading forest products companies and one of the largest manufacturers of paper and packaging boards. Stora Enso employs some 45,000 people at 50 production units and serves customers in more than 40 countries. Annual sales total around SEK 115 billion. The Group is headquartered in Finland and has main offices in Helsinki and Stockholm.

Stora Enso is active in four core areas: Magazine Papers, Newsprint, Fine Papers and Packaging Boards.

Chairman: *Claes Dahlbäck*
President and CEO: *Jukka Härmälä*

Market capitalization at December 31, 2000: SEK 103 billion
www.storaenso.com

Trend of Stora Enso's total return compared with the OM Stockholm Exchange (SIXRX)
Index=100



800
400
0
90 91 92 93 94 95 96 97 98 99 00
Stora Enso
OM Stockholm Exchange

Source: SIX AB

Financial Services

Two large holdings, SEB and OM Gruppen, dominate the Financial Services portfolio. Both are distinguished by their high-tech orientation and are very active internationally.

	12-31-2000
Core holdings	10,355
New investments	
– listed	–
– unlisted	70
Other	–
Total	**10,425**

SEB

On December 31, 2000, Investor's holding in SEB amounted to 10 percent of the share capital and 11 percent of the voting rights. The market value of Investor's holding in SEB was SEK 7,363 m.

Serving on SEB's board are the following people who are associated with Investor: Jacob Wallenberg (Chairman) and Claes Dahlbäck (Vice Chairman).

SEB is a European financial group focused primarily on companies and financially active private individuals. SEB has 670 branch offices in Sweden, Germany and the Baltic states. SEB has four million customers, of whom 850,000 use SEB's online banking services on the Internet. SEB also operates in the other Nordic countries, the U.K., Luxembourg and Switzerland. The Group has SEK 1,123 billion in total assets and SEK 910 billion in assets under management. SEB has 21,500 employees.

The SEB Group's business areas have been organized into four main groups: Nordic Banking, BfG, Asset Management & Life and Other operations.

On February 22, 2001, it was announced that SEB and FöreningsSparbanken (Swedbank) intend to merge. The new bank, to be called SEB Swedbank, will be the second largest bank in the Nordic region.

Chairman: *Jacob Wallenberg*
President and CEO: *Lars Thunell*

Market capitalization at December 31, 2000: SEK 73 billion
www.seb.se

Trend of SEB's total return compared with the OM Stockholm Exchange (SIXRX)
Index=100



800
400
0
90 91 92 93 94 95 96 97 98 99 00
SEB
OM Stockholm Exchange

Source: SIX AB

On December 31, 2000, Investor's holding in OM Gruppen amounted to 15 percent of the share capital and 15 percent of the voting rights. The market value of Investor's holding in OM Gruppen was SEK 2,992 m.

Serving on OM Gruppen's board is the following person who is associated with Investor: Sven Nyman (Vice Chairman).

OM started operating in 1985 as the world's first for-profit, privately owned exchange. In 1987, OM became the first exchange in the world to be listed. Since the beginning OM has been in the technological forefront of new services and products: the company was the world's first electronic derivatives exchange and the world's first professional supplier of electronic transaction technology, for example.

Today, OM is made up of three divisions – Transaction, OM Technology and Jiway. The Transaction division operates and develops OM's integrated exchanges, clearing organizations and back-office settlement and security delivery services. The OM Technology division develops OM's integrated IT solutions for exchanges, clearing organizations, banks, brokerage firms and investors.

During the year OM launched Jiway – Europe's first completely integrated electronic stock exchange – together with Morgan Stanley. Jiway offers private investors cross-border trading, clearing and settlement in equities via one single transaction point. Jiway is 60-percent-owned by OM.

Chairman: *Olof Stenhammar*
President and CEO: *Per E. Larsson*

Market capitalization at December 31, 2000: SEK 20 billion
www.omgroup.com

Trend of OM Gruppen's total return compared with the OM Stockholm Exchange (SIXRX)
Index=100


2,500
1,250
0
90 91 92 93 94 95 96 97 98 99 00

OM Gruppen *OM Stockholm Exchange*
Source: SIX AB

OTHER

Other

Investor owns almost one-fifth of the share capital in SAS Sweden. Investor has been part-owner of the SAS Consortium since its formation in 1946.

	12-31-2000
Core holdings	1,184
New investments	
– listed	41
– unlisted	2,027
Other	12,986[1)]
Total	**16,238**

1) This item includes holdings that are not shares, such as Investor's own convertibles and the subordinated loans to Saab Automobile.

On December 31, 2000, Investor's holding in SAS Sweden amounted to 19 percent of the share capital and 19 percent of the voting rights. The market value of Investor's holding in SAS Sweden was SEK 1,184 m.

Serving on SAS Sweden's board are the following people who are associated with Investor: Bo Berggren (Chairman) and Erik Belfrage.

The SAS Group was founded in 1946 as a consortium of three national airlines in Denmark, Sweden and Norway. The Swedish parent company owns 3/7 and the other two countries represent 2/7 each. The company is listed but is half owned by the three respective states.

The head office is in Stockholm. Operations cover passenger transport, airfreight in SAS Cargo, trading in SAS Trading and SAS International Hotels, all handled by some 27,000 employees.

In the 1990s, SAS founded the Star Alliance network, one of the world's largest airline alliances, in cooperation with Air Canada, Lutfthansa, Thai, United and VARIG.

Chairman: *Bo Berggren*
President and CEO: *Jan Stenberg*

Market capitalization at December 31, 2000: SEK 6 billion
www.scandinavian.net

Trend of SAS Sweden's total return compared with the OM Stockholm Exchange (SIXRX)
Index=100


800
400
0
90 91 92 93 94 95 96 97 98 99 00

SAS Sweden *OM Stockholm Exchange*
Source: SIX AB



Investor shares

Investor is Sweden's largest industrial holding company with a market capitalization amounting to SEK 108 billion on December 31, 2000. At the end of the year, Investor was the seventh largest company on the OM Stockholm Exchange.

Share price trends and turnover

Investor's most traded share is the class B share. In 2000, the price rose from SEK 120 at the beginning of the year to SEK 141 at the end of the year, an increase of 18 percent. During the same period the price of Investor's class A share rose from SEK 121 to SEK 142.


Total return 12-31-1990/12-31-2000
Index
Number of shares
Investor
SIXRX
Number of shares traded (m.)
Source: SIX AB
900
800
700
600
500
400
300
200
100
75
80
60
40
20
90 91 92 93 94 95 96 97 98 99 00

Turnover on the OM Stockholm Exchange has increased in recent years as well as for Investor shares, notably the class B share.

Turnover in Investor shares totaled SEK 439.8 million, distributed among 74.1 million class A shares and 365.7 million class B shares. This corresponded to a turnover rate of 57 percent, compared with 107 percent for the total turnover on the Stockholm Stock Exchange. On average, 1.8 million Investor shares were traded daily.

Share structure

At year-end 2000, Investor's share capital totaled SEK 4,782 m., represented by 765 million shares each with a par value of SEK 6.25. At year-end, the nominal amount of Investor's convertible debenture loans amounted to SEK 1,266 m., of which Investor's own holding amounted to SEK 1,192 m. or approximately 94 percent of the outstanding volume. Investor's Board has decided to begin a process that will make it possible to eliminate the holding of convertibles on the maturity date.

Repurchase of own shares

The Board of Directors will again request a mandate from the Annual General Meeting that would give them the opportunity – during the period up to next year's Annual General Meeting – to buy back the company's own shares. For investment companies that are traded at a discount, the repurchase of shares increases the net asset value per share, but also reduces the company's total investment scope. It is therefore fundamental to understand that a potential repurchase must be considered in relation to other investment alternatives. Consideration must also be given to current debt, cash flow, and the risk and tax situation to ensure that the financial strength and flexibility of the company remains high. A very important factor is, that for investment companies traded at a discount, it is not attractive to effect new share issues from the shareholders' point of view. Against the background of these considerations, the repurchase of the company's own shares should be seen as one of several possible tools to grow value for Investor's shareholders.

Ownership structure

The number of Investor shareholders has increased in recent years, although the number has decreased slightly since 1998 and now amounts to 127,365.

Structure of share capital and convertible structure, December 31, 2000

	Class of share	Number of shares	Number of votes	Percentage of capital	Percentage of votes
Before conversion	A 1 vote	311,690,844	311,690,844	40.7	87.3
	B 1/10 vote	453,390,205	45,339,021	59.3	12.7
Total		**765,081,049**	**357,029,865**	**100.0**	**100.0**
Convertible debenture loans [1]	B 1/10 vote	35,675,791	3,567,579		
After conversion	A 1 vote	311,690,844	311,690,844	38.9	86.4
	B 1/10 vote	489,065,996	48,906,600	61.1	13.6
Total		**800,756,840**	**360,597,444**	**100.0**	**100.0**

1) The nominal value of the loans amounts to SEK 1,266 m. and they carry 8.00 percent interest until June 21, 2001. The conversion price is SEK 35.50. Of the convertible debenture loans, corresponding to 35,675,791 shares, Investor's own holding corresponds to 33,578,895 shares.

Generally and historically, the ownership structure has been relatively concentrated. The 15 largest owners account for 42.8 percent of the capital and 70.2 percent of the voting rights. In terms of number, the largest category of shareholders is private investors, a total of 119,409 or 94 percent of the number of owners.

The proportion of institutional owners is high, with 86 percent of the shares being owned by 7,956 institutional owners. The largest single shareholder category is foundations. The three largest Wallenberg foundations jointly own 21 percent of the share capital and 44 percent of the voting rights. During the year the proportion of foundations has increased, while the proportion of funds has decreased.

At the same time, a large number of shareholders own small blocks of shares.

Distribution of Investor's shareholders % of votes


1
2
3
4
5
6
1–Trusts and foundations, 53%
2–Foreign shareholders, 19%
3–Private investors, 12%
4–Insurance companies, 8%
5–Mutual and stock funds, 2%
6–Others, 6%

Shareholder statistics according to VPC, 12-31-2000*

Size of holding		Number of shareholders	Total number of shares as % of share capital
1–	2,000	114,291	5
2,001–	20,000	11,749	8
20,001–	40,000	599	2
40,001–	80,000	303	2
80,001–	200,000	213	3
200,001–	400,000	75	3
400,001–	2,000,000	97	11
2,000,001–	4,000,000	13	4
4,000,001–	8,000,000	10	7
8,000,001–		15	55
		127,365	**100**

* Directly registered or registered in the name of nominees.

During the year Skandia, SPP, AMF-p and Nordbanken's mutual funds reduced their holdings in Investor. At the same time, several foundations increased their holdings, such as the Knut and Alice Wallenberg Foundation and EB Foundation.

Investor's fifteen largest shareholders listed by voting rights on 12-31-2000[1)]

	% of voting rights	% of share capital
Knut and Alice Wallenberg Foundation	38.0	17.8
BZ Group [2)]	5.1	3.7
EB Foundation	4.9	2.3
Skandia	3.8	3.6
Marianne and Marcus Wallenberg Foundation	3.5	1.6
Franklin Mutual Advisers	3.5	2.0
Third AP Fund [3)]	3.3	1.6
Marcus and Amalia Wallenberg Foundation	2.6	1.2
SEB	1.3	0.8
AMF-p	1.2	2.6
Alecta Insurance – mutual [4)]	0.9	2.6
Nordbanken's mutual funds	0.8	0.4
Handelsbanken's mutual funds	0.5	0.4
Putnam Investments [5)]	0.4	2.0
SB Foundation	0.4	0.2
Total	**70.2**	**42.8**

1) Directly registered or registered in the name of nominees at VPC.
2) In accordance with the holding disclosed in December 2000.
3) Name changed, formerly Fifth AP Fund.
4) Name changed, formerly SPP insurance company, Mutual.
5) According to VPC. However, a holding corresponding to 5 percent of the share capital was disclosed in May 2000.

Franklin Mutual Advisers also reduced its holding during the year and was previously the second largest shareholder in the company. BZ Group and Putnam Investments are new among the largest 15 owners. Foreign ownership as a whole increased to 35 percent of the share capital and 19 percent of the voting rights, corresponding to an increase of 9 and 5 percentage points, respectively. Foreign shareholders own primarily class B shares corresponding to 48 percent of the total number. In terms of capital, the U.S. is the largest group with 14 percent.

Administration Report

The Board of Directors and the President hereby present their report on the operations of Investor AB (publ), 556013-8298, for 2000, the Company's eighty-fourth year of business. The following income statements, balance sheets, statements of cash flows, accounting principles and notes to the financial statements constitute an integral part of the Annual Report.

Fiscal Year 2000

GROUP

In the formal consolidated financial statements, Investor reports shareholdings in associated companies according to the equity method. To facilitate an analysis of the company's development and comparisons with the interim reports for 2000, Investor has also prepared a consolidated income statement according to the acquisition cost method. Consolidated operating income amounted to SEK 16,556 m. (11,629), and SEK 14,154 m. (11,851) according to the acquisition cost method. Income after financial items amounted to SEK 15,880 m. (10,853) and SEK 13,478 m. (11,075) according to the acquisition cost method. Net income for the year was SEK 14,812 m. (9,226), and SEK 13,459 m. (10,820) if the acquisition cost method is applied.

PARENT COMPANY

Parent Company income amounted to SEK 9,631 m. (8,615). Income after financial items was SEK 8,665 m. (7,392). Net income for the year totaled SEK 8,711 m. (7,303).

INVESTMENT OPERATIONS*

Core holdings

The market value of core holdings totaled SEK 130,844 m. (150,060) on December 31, 2000. The decrease, compared with the previous year, was largely due to the sale of Scania shares. The book value on December 31, 2000 was SEK 38,871 m. (41,943). In 2000, shares were purchased for a total of SEK 1,304 m. and shares were sold for SEK 13, 838 m.

Purchases during the year comprised 875,000 shares in AstraZeneca for SEK 257 m., 3,255,000 A shares in SEB for SEK 287 m. and 6,265,800 B shares in Electrolux for SEK 760 m.

Sales during the period comprised 37.4 million A shares in Scania that were sold to Volkswagen in the first half of 2000 for a total purchase price of SEK 13,838 m., providing a capital gain of SEK 10,202 m. Investor has undertaken to remain an owner in Scania through March 2002.

Investor's share of the voting rights and share capital in Stora Enso changed during the year due to Stora Enso's new share issue to shareholders in Consolidated Papers in September. Investor's holding totals 61,991,786 A shares and 15,900,962 R shares, corresponding to 24 (24) percent of the voting rights and 8 (10) percent of the share capital.

During the year, Investor's dividends received from core holdings amounted to SEK 2,090 m. (2,184).

The holding in Volvo was reclassified from Core holdings to Other holdings.

* All income statement and balance sheet information is stated in accordance with the acquisition cost method.

New investments

New investments consist of private equity investments within Investor Growth Capital, Investor Capital Partners – Asia Fund and EQT. The total amount of committed capital for new investments, as decided by the Board of Directors, amounts to USD 3,000 m., corresponding to approximately SEK 30,000 m. on December 31, 2000.

The total market value of Investor's new investments increased during the year SEK 4,074 m. (2,109) and amounted to SEK 11,692 m. (7,618) on December 31, 2000. The book value was SEK 9,860 m. (4,831). In 2000, SEK 8,074 m. (2,988) was invested and shares were sold for a total of SEK 4,490 m. (4,406).

Sales during the period generated capital gains totaling SEK 2,667 m. (1,984). The average annualized return on realized investments exceeded the established return requirement of 20 percent by a wide margin.

Write-downs accounted for during the period totaled SEK 1,228 m. (–14). All listed and unlisted holdings with a market value lower than the acquisition value have been written down.

Investor Growth Capital

At the beginning of 2000, the organization of the New investments business was changed. As a result of the change, Investor Growth Capital was formed through a merger of the investment activities of Novare Kapital and Investor International. Novare Kapital, founded in 1995, was focused on venture capital in companies in early growth stages, while Investor International was focused on expansion, or later stage, investments of larger size. The combined operations concentrate on expansion stage investments but continue to manage Novare Kapital's former holdings. The Board of Directors has committed USD 1,800 m. to this area of the New investments business.

Within Investor Growth Capital, the year as a whole was characterized by a strong deal flow. About 40 investments were made in the growth sectors information technology and healthcare. During the second half of the year, emphasis was placed on managing existing holdings and fewer new investments were made as a result.

Holdings that were divested during the year included Cisco, OTI, Minimed, Micronic, Celo Communications, King Pharmaceutical and NTL.

Investor Capital Partners – Asia Fund

During the year Investor Capital Partners – Asia Fund completed a round of financing, resulting in commitments totaling USD 322 m., including Investor's commitment of USD 200 m., corresponding to the amount the Board allocated to this area of the New investments business.

In partnership with Investor, Ericsson and Hutchison Whampoa, the Asia fund made its first investment, a total of USD 60 m., in imGO, a company focused on investments in the wireless communications area. Investor's direct investment in imGO amounts to USD 40 m.

EQT

EQT is active within private equity and was established in 1994 by Investor, AEA Investors Inc. and SEB. EQT has management responsibility for five funds: EQT Scandinavia I, EQT Scandinavia II, EQT Danmark, EQT Finland and the newly started fund EQT Northern Europe. The funds invest in companies with considerable potential for profitability improvement, growth and value, regardless of the industry. EQT

Partners is the funds' investment adviser.

Investor is one of the major investors in EQT's funds with commitments totaling more than SEK 6,100 m. on December 31, 2000. The amount invested at year-end 2000 totaled SEK 1,053 m. (650). The Board has committed USD 1,000 m. to this area of New investments.

During the year, EQT acquired Findus, Tradex, CSI and Creditinform via its funds. In the fourth quarter, EQT also reached an agreement to acquire International Health Insurance danmark. During the year, the EQT Scandinavia I fund divested its remaining holding in Perlos, as well as its holding in UPC. The latter shares were previously received as payment for UPC's acquisition of Stjärn-TV.

Other holdings

Other holdings consist of holdings that Investor has obtained as a result of, for example, dividends, acquisitions or structured deals that are not classified as Core holdings or New investments. These holdings consist primarily of Volvo, the subordinated loan to Saab Automobile, Syngenta, Hi3G and Investor's holding of own convertibles. The total market value of Other holdings was SEK 14,091 m. (12,746) at year-end. The book value on December 31, 2000 was SEK 9,050 m. (9,650).

Volvo

The holding in Volvo was reclassified from Core holdings to Other holdings. In order to facilitate comparability between years, all figures for 1999 have been adjusted in accordance with this reclassification.

The Volvo holding was reduced during the year through Volvo's share buyback program. In addition, the holding was written down by SEK 1,497 m., since the market value was lower than the acquisition value on December 31, 2000.

Saab Automobile

In the first quarter of 2000, Investor sold its 50-percent holding in Saab Automobile to General Motors in accordance with the option agreement signed in 1996. The proceeds from the sale amounted to USD 125 m., corresponding to SEK 1,056 m. On January 15, 2001, it was announced that General Motors is acquiring Investor's subordinated loan to Saab Automobile for SEK 4,050 m. The loan has a book value of SEK 2,890 m. In the calculation of net asset value on December 31, 2000, the loan was valued at the agreed purchase price that will be paid in the first quarter of 2001.

Syngenta

The agrochemical operations of AstraZeneca's and Novartis were merged in the fourth quarter of 2000. After the merger, AstraZeneca paid a dividend of shares in the newly formed company, Syngenta, to AstraZeneca shareholders. Since the received shares have been reported in the balance sheet, the booked amount for the holding in AstraZeneca has been reduced by a value corresponding to the market value of the shares on the first day Syngenta was listed.

Hi3G

On December 16, 2000, the newly formed company Hi3G Access AB (Hi3G) was awarded one of four UMTS licenses in Sweden. Hi3G is owned by Investor (40 percent) and Hong Kong-based Hutchison Whampoa (60 percent). The license that Hi3G obtained is for a nationwide network, a so-called national license allowing Hi3G to offer mobile services based on the UMTS standard. On January 23, 2001, it was announced that Hi3G and Europolitan, a Swedish GSM operator with a UMTS license, have agreed to jointly build part of their respective UMTS infrastructure.

In its application to the Swedish National Post and Telecommunications Agency, Hi3G has committed to ensure that the necessary financing will be available in accordance with the business plan described in the application. The maximum amount stated in the application regarding forecast financing needs amounts to SEK 36.9 billion, of which a considerable portion is related to debt financing. The required shareholders' equity will be supplied in proportion to ownership. Due to the agreement with Europolitan concerning the joint construction of the UMTS infrastructure, financing needs will be reduced.

Investor's own convertibles

Investor AB's convertible debenture loans from 1991 and 1992, issued in connection with the acquisition of Saab-Scania, mature in June 2001. Convertibles have been bought back, and on December 31, 2000, Investor owned approximately 94 percent of the outstanding volume. Investor's Board has decided to initiate a process that will make it possible to eliminate the holding of convertibles on the maturity date.

Other operations

This business area includes securities trading, Grand Hotel Holdings, land and real estate. The total market value of Other operations amounted to SEK 2,590 m. (2,247) at year-end. The book value was SEK 2,399 m. (2,202).

Grand Hôtel Holdings

The business climate for GHH's services continued to be favorable during all of 2000. Grand Hôtel Stockholm enjoyed yet another good year in terms of sales and profits. The year 2000 was Berns' first fiscal year after major remodeling, and the year was characterized by efforts to establish its new concept. At year-end 2000, GHH terminated its commitment in Restaurang och Hotell Skansen i Båstad AB.

Securities trading

Income reported for 2000 was SEK 650 m. (197).

GROUP LIQUIDITY, EQUITY/ASSETS RATIO AND NET DEBT

At the close of the period, the Group's cash and short-term investments amounted to SEK 5,723 m. (1,020). Interest-bearing current and long-term liabilities totaled SEK 15,662 m. (19,745). The equity/assets ratio was 88 percent (87). The Group's net debt amounted to SEK 10,128 m. (18,913) on December 31, 2000.

At the beginning of the year, shares in Scania were sold for a total purchase price of SEK 13,838 m.. Most of the cash proceeds were used to pay off short-term debts, but also contributed to keeping the cash balance around SEK 5,000 m. for the remaining part of the year, which is slightly higher than at year-end 1999. The proceeds from the sale was invested in interest-bearing securities with low risk and high liquidity. No currency risk exists in the liquid funds portfolio, since placements in foreign currencies are eliminated through swap contracts.

Investor's loan financing is made primarily through short- and long-term loan programs in Swedish and European capital markets. Investor also has a syndicated bank loan facility of USD 1,000 m. which is valid through July 2003. This facility had not been utilized at year-end.

During the year Investor decreased its total borrowing. A portion of the debt portfolio was refinanced during the year, which meant that Investor was active in the Swedish and European bond markets. In the Swedish Medium Term Note program (MTN), Investor issued five bonds for a total of SEK 450 m. with a maturity of 3, 5 and 8 years. In Investor's Euro Medium Term Note program (EMTN), six private placements were made. Issues were made in EUR, USD and YEN for a total of SEK 2,641 m., with a maturity of 2, 3, 5 and 10 years. In the annual updating of the EMTN program, it was decided to increase the loan framework from USD 2,000 m. to USD 4,000 m. for greater flexibility in medium- and long-term financing. In addition, Investor was active in the Swedish and European Commercial paper market, issuing commercial papers for SEK 5,255 m. and SEK 9,242 m., respectively, during the year. At year-end, SEK 399 m. of this paper was outstanding.

The following table shows the Group's interest-bearing liabilities on December 31, 2000.

SEK m.	Outstanding amounts 12-31-2000	12-31-1999
Short-term loans and facilities		
Swedish Commercial Paper program	–	5,551
Euro Commercial Paper program	399	137
Swedish MTN program (matures in 1 year)	1,000	1,330
Euro MTN program (matures in 1 year)	506	556
Other	2	–
Total	**1,907**	**7,574**
Long-term loans and facilities		
Euro MTN program	11,643	9,506
Swedish MTN program	2,112	2,662
Other	–	3
Total	**13,755**	**12,171**
Total short-term and long-term loans	**15,662**	**19,745**

At year-end, the average term for the debt portfolio was 4.2 years (3.4). The average interest rate on loans was 5.0 percent (4.6). Loans in foreign currencies were converted to Swedish kronor via swap contracts. No currency risk exists in the debt portfolio.

Investor AB has short- and long-term ratings from Standard & Poor's and Moody's.

Rating institution	Long-term rating	Short-term rating
Standard & Poor's	AA-	K-1/A-1+
Moody's	A2	P-1

FINANCIAL RISKS AND RISK CONTROL

Investor's business activities consist of investments in Investor's core holdings, new investments, other holdings and short-term trading in equities, fixed-income securities and currencies that expose the company to risks. The primary financial risks that the Investor Group is exposed to are market risks, primarily fluctuations in share prices, but also interest rate risk and exchange rate risk. Other risks that arise in the company's operations include financing risk, credit risk and operational risk.

The work of guiding and managing risk in the business is carried out through a Risk Committee consisting of representatives from the Board and Management Group. The Risk Committee's task is to recommend policies and limits to the Board, and to make decisions concerning the direction of Investor's operations based on the present risk level.

Investor's risk policy stipulates methods for risk measurement, risk mandates for market risk and how other risks should be minimized. The Risk Management function is responsible for identifying risk, ensuring that policies and instructions are adhered to, formulating risk measurement methods as well as ensuring correct and appropriate risk reporting. The Treasury function manages interest rate risk, as well as liquidity and financing risks arising in the administration of cash and borrowing operations.

Market risks

Market risk is the risk of losses due to fluctuations in share prices, exchange rates and market interest rates having a negative impact on earnings and equity.

Most of the market risk exposure is in Investor's core holdings (share price risk). The core holdings are analyzed and continuously monitored by Investor's analysts. Through active ownership, which is exercised through board representation, Investor influences a company's strategy and decisions. Thus, a large portion of market risk exposure in a core holding does not necessarily lead to any action. Long-term commitment lays the groundwork for Investor's strategic measures.

The New investments business is also exposed to market risk and currency risk in investments made in foreign countries. Investor also takes an active role in these companies through board work. The total exposure is guided by the Board of Directors' committed capital framework for the operation. No hedging is made in foreign currencies for new investments, since the investment horizon is long-term and currency fluctuations are expected to equal out over time. In addition, currency hedging has not been judged to be motivated in a transaction and cost perspective. The hedging policy is subject to continuous evaluation.

Total investments in foreign currency, SEK m.*

	12-31-2000	12-31-1999
USD	6,540	4,340
EUR	2,250	1,500
Other European currencies (GBP, NOK)	309	220
Asia (HKD)	851	680
Total	**9,950**	**6,740**

* Excluding own holding of Investor convertibles.

The market risk for short-term equity, fixed-income and currency trading is measured and limited in terms of Value at Risk (VaR). VaR is based on the probability assessment and is a measure of an estimated maximal future loss, based on historical market prices. VaR is an international standard for risk measurement within the banking sector and is approved by financial supervisory authorities.
Currency risk that arises during the borrowing and investing of surplus liquid funds is eliminated through a conversion to SEK via swap or forward contracts. Interest rate risk in borrowing and placement operations can be controlled by striving for a fixed interest term, whose purpose is to provide flexibility to change the portfolio at the same rate as placement activities, and to minimize loan costs over time. In 2000, the fixed interest term on the debt side was a mix between variable and fixed rates, with an average fixed rate term of 1.8 years at the end of the period.


Maturity structure, interest rate portfolio SEK m.
Debt amount
12,000
6,000
0
< 1 year
1–3 years
3–5 years
5–10 years

Liquidity and financing risks

Liquidity risk refers to the risk that a financial instrument cannot be divested without considerable extra costs and the risk that liquidity will not be available to meet payment commitments.

Liquidity risk is minimized by keeping the maturity of investments in cash for less than one year, and by keeping the ratio between cash and credit commitments/current liabilities always higher than 1:1.

Financing risk is defined as the risk that financing cannot be obtained, or can only be obtained at increased costs as a result of disturbances in the financial system. In order to minimize financing risk, the Treasury operation works actively to ensure financial preparedness by establishing loan and credit facilities for long-term and short-term borrowing. The financing risk is further reduced by allocating loan maturities over time and diversifying sources of capital. At year-end, the loan portfolio had an average term of 4.2 years.


Maturity structure, debt portfolio SEK m.
Debt amount
8,000
4,000
0
< 1 year
1–5 years
5–10 years

Credit risk

Credit risk is the risk of a counterparty or issuer being unable to repay a liability to Investor.

Investor is exposed to credit risk primarily through the Treasury operation, as well as through short-term fixed-income and currency trading. According to Investor's credit risk policy, Investor may only be exposed to credit risks towards counterparties with high creditworthiness based on Standard & Poor's and Moody's ratings for a limited amount and for a limited duration. Investor also endeavors to conclude standardized agreements with major counterparties, which provide uniform terms in accordance with market practice for all transactions and the netting of positions in the event of a counterparty encountering a financial problem.

Operational risk

Operational risk can be defined as the risk of loss due to inadequacies in the internal control process.

The operational risk policy establishes principles to ensure a correct handling of the deal flow, which includes settlement, reconciliation, payment, valuation, accounting and reporting. The process is followed up on an ongoing basis by analyzing the transaction flow to determine appropriate controls and to strengthen key monitoring measures. To ensure independence and objectivity, Investor applies segregation of duties, in which administrative and control functions are separated from business activities. In addition, the Risk Management function and the business operations, respectively, have separate reporting channels to Executive Management and the Board.

PERSONNEL

The Investor Group has 663 employees (573), distributed among 312 men (264) and 351 women (309). Employees play an important role in Investor's business operations. There is always a risk of personnel leaving the company in a volatile labor market. As part of the objective to recruit and retain qualified personnel and key employees, Investor has established a stock option and profit sharing program.

THE WORK OF THE BOARD OF INVESTOR AB

Investor's Board of Directors has ten members elected by the Annual General Meeting. The President is a member of the Board. During 2000 the Board had five regular meetings and three extraordinary meetings.

Between meetings of the Board, there were several contacts between the company, its chairman and other board members.

Board members were also continuously provided with written information regarding the company's operations and other information of significance for the company.

Investor's Board formulates a procedural plan for the Board every year. The procedural plan adopted for the Board includes the following:

- the Board shall meet at least five times per year, and in the event of urgent matters, a Board meeting may take the form of a telephone or video conference;
- the President is empowered to sign the company's interim reports;
- the members of the Board shall receive documentation regarding matters to be dealt with at Board meetings in good time prior to the meeting, and be provided with a monthly report of the company's operations; and
- the auditors shall be invited to report on their audit work at the Board meetings.

The procedural plan also includes a description of matters to be dealt with at each Board meeting and the specific decisions that shall be made at the statutory meeting. The procedural plan also gives instructions for the President, and the appointment of a Remuneration Committee. The committee, consisting of Board directors Percy Barnevik, Anders Scharp and Peter D. Sutherland, submit recommendations concerning salaries, bonus programs and employee options.

At its regular meetings in 2000, the Board, in accordance with the Board's procedural plan, discussed the company's economic and financial position, core holdings, operations in the New investments business and the global economy.

IMPORTANT EVENTS AFTER THE END OF THE FISCAL YEAR

On January 15, 2001, it was announced that General Motors is acquiring Investor's subordinated loan to Saab Automobile. More information is available under the heading "Saab Automobile" on page 35.

PROPOSED DISPOSITION OF EARNINGS

Unrestricted equity in the Group amounted to SEK 29,983 m. on December 31, 2000. No provisions to restricted reserves were required.

The Board of Directors and the President propose that the following unappropriated earnings at the disposal of the Annual General Meeting:

Retained earnings from 1999	24,164,801,752
Net profit for the year	8,710,985,883
Total, SEK	**32,875,787,635**

Be allocated as follows:	
Dividend to shareholders,	
SEK 5.50 per share, a total of	4,218,185,004
Funds to be carried forward	28,657,602,631
Total, SEK	**32,875,787,635**

Stockholm, January 23, 2001

Percy Barnevik
Chairman

Claes Dahlbäck

Jacob Wallenberg

Håkan Mogren

Mauritz Sahlin

Anders Scharp

Peter D. Sutherland

Björn Svedberg

Marcus Wallenberg
President and Chief Executive Officer

Michael Treschow

Our Auditors' Report was submitted on February 26, 2001.

Caj Nackstad
Authorized Public Accountant

Gunnar Widhagen
Authorized Public Accountant

Consolidated Income Statement

		Associated companies according to equity method		Associated companies according to acquisition cost method	
SEK m.	Note	**2000**	1999	**2000**	1999
Dividends		1,259	933	2,090	2,184
Capital gains, associated companies/Core holdings [1]		9,853	4,671	10,202	7,532
Share in income of associated companies		3,657	3,890	–	–
Operating costs		–215	–186	–215	–186
Net income – Core holdings		**14,554**	**9,308**	**12,077**	**9,530**
Dividends		632	567	632	567
Capital gains, net		1,318	1,964	1,216	1,964
Share in income of associated companies		–177	–	–	–
Operating costs		–333	–255	–333	–255
Net income – New investments and Other holdings		**1,440**	**2,276**	**1,515**	**2,276**
Securities trading, net		650	197	650	197
Net sales		556	368	556	368
Cost of goods and services sold		–452	–330	–452	–330
Operating costs		–106	–109	–106	–109
Net income – Other operations		**648**	**126**	**648**	**126**
Groupwide operating costs		–86	–81	–86	–81
Operating income	1, 2, 3, 4, 5	**16,556**	**11,629**	**14,154**	**11,851**
Result from financial items					
Interest income	6	400	203	400	203
Interest expenses and similar income statement items	7	–1,076	–979	–1,076	–979
		–676	–776	–676	–776
Income after financial items		**15,880**	**10,853**	**13,478**	**11,075**
Tax	8	–1,068	–1,625	–19	–253
Minority interest		–	–2	–	–2
Net income for the year		**14,812**	**9,226**	**13,459**	**10,820**

1) Of which associated companies SEK 9,853 m. (4,671) according to the equity method, and SEK 10,202 m. (7,532) according to the acquisition cost method, respectively.

Consolidated Balance Sheet

SEK m.	Note	12-31-2000	12-31-1999
ASSETS			
Fixed assets			
Tangible fixed assets			
Buildings and land	4	1,228	1,243
Equipment and computers	5	271	238
		1,499	1,481
Financial fixed assets			
Participations in associated companies	10	27,990	28,556
Other core holdings	11	24,041	22,695
Other securities held as fixed assets	12	13,972	10,965
Other long-term receivables	13	270	3,304
Deferred tax receivables	14	82	93
		66,355	65,613
Total fixed assets		**67,854**	**67,094**
Current assets			
Inventories of shares and participations		3,588	2,217
Current receivables			
Receivables in associated companies		21	–
Other receivables		3,285	456
Prepaid expenses and accrued income		511	353
		3,817	809
Short-term investments		7,261[1)]	905
Cash and bank balances		219	115
Total current assets		**14,885**	**4,046**
TOTAL ASSETS		**82,739**	**71,140**

1) In the calculation of net debt, the amount has been adjusted by SEK –1,757 m. since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.

Consolidated Balance Sheet

SEK m	Note	12-31-2000	12-31-1999
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	15		
Restricted equity			
Share capital		4,782	4,775
Restricted reserves		25,987	23,242
		30,769	28,017
Unrestricted equity			
Unrestricted reserves		15,171	9,933
Net income for the year		14,812	9,226
		29,983	19,159
Total shareholders' equity		**60,752**	**47,176**
Minority interests in subsidiaries		**10**	**7**
Convertible debenture loans	16	**1,322**	**1,347**
Provisions			
Provisions for pensions and similar commitments	17	189	188
Total provisions		**189**	**188**
Long-term liabilities			
Loans	18	13,755	12,171
Total long-term liabilities		**13,755**	**12,171**
Current liabilities			
Loans		1,907	7,574
Accounts payable – trade		37	41
Tax liabilities		149	195
Other liabilities	19	3,534	1,466
Accrued expenses and prepaid income	20	1,084	975
Total current liabilities		**6,711**	**10,251**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**82,739**	**71,140**
Pledged assets			
For own liabilities and provisions:			
Bank deposits, bonds and other securities		3,864	650
Total pledged assets		**3,864**	**650**
Contingent liabilities			
Sureties on behalf of associated companies		–	535
Other sureties and guarantees		217	15
Total contingent liabilities		**217**	**550**

Consolidated Statement of Cash Flows

SEK m.	Note 21	2000	1999
CASH FLOW FROM OPERATING ACTIVITIES			
Core holdings			
Dividends received		2,052	2,184
New investments and Other holdings			
Dividends received		632	553
Securities trading, Other operations, and operating costs			
Payments received		62,169	28,180
Payments made		–61,973	–29,068
Cash flow from operating activities before interest expenses and income taxes		**2,880**	**1,849**
Interest received/paid		–661	–681
Income tax paid		–76	–99
Cash flow from operating activities		**2,143**	**1,069**
CASH FLOW FROM INVESTING ACTIVITIES			
Core holdings			
Purchases		–1,304	–10,251
Sales		13,578	11,292
New investments and Other holdings			
Purchases, etc.		–9,372	–9,362
Sales		6,404	6,077
Investments in tangible fixed assets		–85	–104
Sold tangible fixed assets		12	295
Cash flow from investing activities		**9,233**	**–2,053**
CASH FLOW FROM FINANCING ACTIVITIES			
Long-term loans raised		1,586	3,620
Increase/decrease in short-term financial liabilities		–5,669	346
Dividends paid to shareholders		–2,596	–2,098
Cash flow from financing activities		**–6,679**	**1,868**
Cash flow for the year		**4,697**	**884**
Liquid assets, opening balance		**1,020**	**138**
Translation differences in liquid assets		**6**	**–2**
Liquid assets, closing balance		**5,723** [1]	**1,020**

1) Adjusted by SEK –1,757 m. since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.

Parent Company Income Statement

SEK m.	Note	2000	1999
Dividends received		2,279	2,189
Gross income		**2,279**	**2,189**
Operating costs		–433	–706
Other operating revenues			
Capital gains, etc.		7,785	7,132
Operating income	2, 3	**9,631**	**8,615**
Result from financial items			
Interest income	6	256	67
Interest expenses and similar income statement items	7	–1,222	–1,290
		–966	–1,223
Income after financial items		**8,665**	**7,392**
Tax	8	46	–89
Income for the year		**8,711**	**7,303**

Parent Company Balance Sheet

SEK m.	Note	12-31-2000	12-31-1999
ASSETS			
Fixed assets			
Financial fixed assets			
Shares and participations in Group companies	9	21,577	11,937
Receivables from Group companies		8,232	10,188
Participations in associated companies	10	20,209	26,239
Other core holdings	11	27,090	25,152
Other securities held as fixed assets	12	5,290	5,832
Capital discount	16	2	6
Total fixed assets		**82,400**	**79,354**
Current assets			
Current receivables			
Other receivables		41	2
Prepaid expenses and accrued income		34	38
Total current assets		**75**	**40**
TOTAL ASSETS		**82,475**	**79,394**

Parent Company Balance Sheet

SEK m.	Note	12-31-2000	12-31-1999
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	15		
Restricted equity			
Share capital		4,782	4,775
Restricted reserves		13,873	13,839
		18,655	18,614
Unrestricted equity			
Earnings brought forward		24,165	19,458
Net income for the year		8,711	7,303
		32,876	26,761
Total shareholders' equity		**51,531**	**45,375**
Convertible debenture loans	16	**1,324**	**1,353**
Provisions	17		
Provisions for pensions and similar commitments		2	5
Total provisions		**2**	**5**
Long-term liabilities	18		
Loans		13,755	12,171
Liabilities to Group companies		3	4,003
Total long-term liabilities		**13,758**	**16,174**
Current liabilities			
Loans		1,907	7,574
Liabilities to Group companies		13,381	8,174
Tax liabilities		39	83
Other liabilities		39	124
Accrued expenses and prepaid income	19	494	532
Total current liabilities		**15,860**	**16,487**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**82,475**	**79,394**
Pledged assets	20	–	–
Contingent liabilities			
Sureties for the benefit of Group companies		243	80
Sureties for the benefit of associated companies		–	535
Other guarantee commitments		25	40
Total contingent liabilities		**268**	**655**

Parent Company Statement of Cash Flows

SEK m.	Note 21	2000	1999
CASH FLOW FROM OPERATING ACTIVITIES			
Dividends received		2,241	2,189
Operating costs		–491	–699
Cash flow from operating activities before interest expenses and income taxes		**1,750**	**1,490**
Interest received/paid		–737	–1,121
Income tax paid		2	–85
Cash flow from operating activities		**1,015**	**284**
CASH FLOW FROM INVESTING ACTIVITIES			
Stock portfolio			
Purchases, etc.		–3,039	–15,576
Sales		15,371	13,482
Other items			
Acquisition of shares in subsidiaries		–4,241	–
Capital contribution to subsidiaries		–4,228	–4,000
Cash flow from investing activities		**3,863**	**–6,094**
CASH FLOW FROM FINANCING ACTIVITIES			
Long-term loans raised		1,586	3,621
Increase/decrease in short-term financial liabilities		–5,669	5,028
Change in intra-Group transactions		1,801	–741
Dividends paid to shareholders		–2,596	–2,098
Cash flow from financing activities		**–4,878**	**5,810**
Cash flow for the year		–	–
Liquid assets, opening balance		–	–
Liquid assets, closing balance [1)]		–	–

1) The Parent Company does not report liquid assets since these are included in intra-Group transactions.

Accounting Principles

Accounting and valuation principles

The Annual Report is prepared in accordance with the Swedish Annual Accounts Act. The company complies with the recommendations and statements of the Swedish Financial Accounting Standards Council and the Swedish Accounting Standards Board.

Consolidated accounts

The consolidated accounts include the Parent Company and all subsidiaries and associated companies in and outside Sweden. Subsidiaries are companies in which the Parent Company directly or indirectly owns more than 50 percent of the voting rights for the shares, companies in which the Parent Company owns participations and has the right to appoint or dismiss more than half of the members of their Board, or in which the Parent Company otherwise exercises a decisive influence and controls a substantial part of the earnings from their operations. The consolidated accounts are prepared in accordance with the purchase method. This means that assets and liabilities in acquired subsidiaries are booked at market value, based on an analysis conducted at the time of acquisition. If the acquisition value of shares in a subsidiary exceeds the estimated market value of the company 's net assets, according to the acquisition analysis, the difference is regarded as consolidated goodwill and amortized over the estimated useful life of the assets. Accordingly, only income arising after the acquisition date is included in consolidated shareholders' equity. Companies acquired during the year are included in consolidated income for the period following their acquisition. The income of subsidiaries sold during the year is not included in consolidated income. Minority interest refers to the minority share in net income and equity. Intra-Group profits and transactions are eliminated.

Reporting for associated companies

Associated companies are companies in which the Parent Company has a direct or indirect long-term ownership and exercises significant influence. Associated companies are accounted for according to the equity method. This means that the book value of shares and participations in associated companies is reported in the consolidated balance sheet as the Group 's share of the associated company 's equity, plus any residual surplus or deficit value. In the consolidated income statement, Investor 's share in the income of associated companies after financial income and expenses is reported as "Share in income of associated companies", adjusted for depreciation or reversal of acquired surplus or deficit values. Investor's share of tax expenses reported by associated companies is included among tax expenses in the consolidated income statement. Share in income accrued after acquisition of associated companies, but not yet received through dividends, is allocated to the equity reserve, which is part of consolidated restricted equity. As a result, consolidated income includes the Group 's share in the income of associated companies, provided it does not result in a negative value for Group equity. Capital gains/losses from sales of participations in associated companies are reported separately in the consolidated income statement. Effects on Group equity from changes in the shareholders' equity of associated companies caused by currency translation differences, etc., are charged directly against Group equity as "Effect of equity accounting." The investment operations in core holdings, new investments and other holdings, which are not associated companies, are reported according to the acquisition cost method.

Foreign subsidiaries

All subsidiaries have been classified as independent units whereby the income statements and balance sheets of these companies are translated into Swedish kronor in accordance with the current rate method. Using the current rate method means that assets and liabilities are translated at year-end exchange rates, while income and expenses are translated at average exchange rates for the year. The translation difference that arises when translating the net assets of foreign companies at a different rate at year-end than at the beginning of the year, and the difference between net profit/loss for the year calculated at the year-end exchange rate and the average exchange rate for the year, respectively, is reported directly in shareholders' equity in the balance sheet.

General valuation principles

Assets, provisions and liabilities are valued at the acquisition value, unless stated otherwise below.

Buildings, equipment and computers

Buildings, equipment and computers are reported at acquisition values with a deduction for depreciation and with the exception of any revaluations, which under special circumstances are permitted according to Swedish accounting principles.

Depreciation principles for fixed assets

Depreciation according to plan is based on booked acquisition values and estimated economic life. Write-downs are undertaken in the event of permanent declines in value. The following depreciation periods are used:

Buildings	25 years
Equipment and computers	3–10 years
Goodwill	10–20 years

Shares held as fixed assets

Holdings of shares and participations classified as fixed assets are reported at acquisition value, with the exception of revaluations. Write-downs are made to the extent permanent declines in value are estimated to have occurred.

Shares held as current assets

Holdings of shares, participations and other securities classified as current assets are reported as inventories. The assets are valued according to the portfolio method and reported at the lower of acquisition value and listed value or estimated market value in the case of unlisted securities.

Receivables

Based on individual valuations, receivables are booked at anticipated payment amounts.

Receivables and liabilities in foreign currency

Receivables and liabilities in foreign currency are translated at year-end exchange rates. Translation differences on current receivables and liabilities are included in operating income, while differences arising in financial receivables and liabilities are booked among financial items. Receivables and liabilities hedged by futures contracts are valued at agreed forward rates.

Taxes

The Group's total tax charge consists of paid tax and deferred tax. Deferred tax is based on the difference between the taxable and accounting value of assets and liabilities. If the calculations yield a deferred tax receivable, the receivable is booked as an asset only to the extent to which it is expected to be realized. Deferred tax is estimated in accordance with current tax rates.

For tax purposes, Investor AB is regarded as an industrial holding company. Most importantly, in this respect, gains from sales of shares are tax-exempt. However, as so-called standard income, the Company must declare as taxable income 2 percent of the market value of shares held on January 1 of each year. Dividends received are taxable, while dividends paid are deductible. Interest income is taxable, while management costs and interest expenses are deductible.

Like other companies in Sweden with industrial holding company status, Investor has sent an official letter to the government regarding the proposed cut of the standard income rate of 2 percent. This percentage rate will not provide the intended effect of neutralizing the difference between direct and indirect ownership but will lead to industrial holding companies needing to pay a comparatively very high extra dividend. To the extent that an extra dividend payment is not made, the consequence will be that profits from holdings will be triple taxed. The Ministry of Finance has initiated an inquiry and an answer is expected in 2001.

Notes to the Financial Statements SEK m.

note 1 Net sales by area of operation

	2000	1999
Core holdings	15,097	12,224
New investments and Other holdings	7,041	6,834
Securities trading and other operations	61,292	28,470
Total	83,430	47,528

note 2 Employees and payroll costs

Average number of employees in the Group1)

	2000	of whom men	1999	of whom men
Sweden	594	47%	526	44%
United States	22	73%	14	57%
United Kingdom	5	20%	6	45%
Hong Kong	16	38%	14	50%
Netherlands	5	40%	4	50%
Denmark	6	67%	6	83%
Finland	7	57%	2	80%
Germany	8	63%	1	100%
Total number of employees	663	47%	573	46%

1) Of which Grand Hôtel Holdings 431 (369) and EQT 39 (24).

The only employee of the Parent Company is the President.

Expensed wages, salaries, board of directors fees and other remuneration, as well as social security costs.

	2000 Wages and salaries	2000 Social security costs	1999 Wages and salaries	1999 Social security costs
Parent Company	10	4	10	7
(of which, bonus)	(2)		(2)	
(of which, pension costs)		(1)		(4)
Adjustment in Parent Company			–21 1)	–6 1)
Subsidiaries	360	177	259	212
(of which, pension costs)		(90)		(143)
Total	370	181	248	213
(of which, pension costs)		(91)		(147)

1) The cost provision made in 1998 in the Parent Company for the employee stock option program in connection with the changeover to a defined-contribution pension plan has been reversed since the actual cost was considerably lower.

The President accounts for the entire amount, SEK 1 m. (4) of the Parent Company's pension costs. The Parent Company's outstanding pension commitments to the Board and President amount to SEK 2 m. (6), of which SEK 2 m. (6) is attributable to former Board members and Presidents.

The category board and president accounts for SEK 37 m. (59) of the Group's pension costs. The Group's outstanding pension commitments to this category amount to SEK 164 m. (170), of which SEK 164 m. (138) is attributable to former Board members and Presidents.

During the year, the Group has taken up as income distributable funds from Alecta Pensionförsäkring (formerly the insurance company SPP) in the amount of SEK 48 m., of which the Parent Company received SEK 2 m. The funds have been used to resolve existing pension commitments. Of the obtained funds, SEK 5 m. has been reserved for pension commitments that are still being negotiated.

Note 2 continued

Wages, salaries and other remuneration distributed by country and between boards of directors, management and other employees.

	2000 Boards and President	2000 Other employees	1999 Boards and President	1999 Other employees
Sweden	35	209	15 2)	161
(of which, bonus)	(8)		(9)	
United States	9	44	6	28
(of which, bonus)	(0)		(0)	
United Kingdom	2	2	4	2
(of which, bonus)	(0)		(0)	
Netherlands	8	2	1	2
(of which, bonus)	(0)		(0)	
Hong Kong	7	22	3	11
(of which, bonus)	(2)		(1)	
Denmark	3	6	3	8
(of which, bonus)	(1)		(1)	
Finland	3	5	1	3
(of which, bonus)	(1)		(0)	
Germany	7	6	0	0
(of which, bonus)	(0)		(0)	
Total	74	296	33	215
(of which, bonus)	(12)		(10)	

2) The reversal of cost provisions for employee stock options in connection with the changeover to a defined-contribution pension plan reduced costs by SEK 21 m.

In 2000, the members of the Board of Directors, who are not employed in the Group, received a total of SEK 3,150,000 (3,150,000) including benefits, as specified below. The Chairman, Percy Barnevik, received a fee of SEK 1,500,000 (1,500,000). Directors Håkan Mogren, Mauritz Sahlin, Peter D. Sutherland, Björn Svedberg, Anders Scharp and Michael Treschow each received a fee of SEK 275,000 (275,000).

The two vice chairmen, Claes Dahlbäck and Jacob Wallenberg, are employed in the Group and therefore received salaries.

The President, Marcus Wallenberg, received a salary of SEK 5,062,500 (4,201,285) for the year 2000 as well as benefits totaling SEK 236,678 (392,829). The bonus for fiscal year 1999, which was established and paid out in 2000, totaled SEK 1,350,000 (1,583,863). In 2000, the President was granted 77,459 (154,284) employee stock options. In 1999, the President was granted 458,936 employee stock options in connection with the conversion to a defined-contribution pension plan.

The President has a defined-contribution pension plan consisting of pension premiums amounting to 30 percent of basic salary on salary in excess of 20 price base amounts, i.e. over SEK 738,000. In addition, there is some cost for pension premiums according to the BTP Plan (banking sector pension plan) on the part of salary below 20 price base amounts. Retirement age for the President is 60.

For the President a mutual six-month term of notice applies. If employment is terminated by the company, the President shall receive severance pay corresponding to one year 's basic salary. If no new employment has been obtained after one year, the President is entitled to a maximum of 12 months' additional severance pay.

Terms and conditions for other members of Executive Management do not exceed the terms for the President as regards pension, terms of notice and severance pay.

For Investor's trading operations there is an incentive agreement with employees, which means that a certain portion of the operation's profits is distributed to the employees. The incentive agreement is conditional upon a positive profit growth over a two-year period, where possible losses are taken into consideration for the subsequent fiscal year. Calculation of the result in accordance with the incentive agreement is based on the market valuation of security holdings as opposed to the financial statement, which is based on the acquisition cost method, which can result in the shifting of the visible trading result between years.

As a result of the incentive agreement, SEK 87 m. (15) in wages and SEK 28 m. (5) in social fees have been expensed, in addition to what is reported in the tables above. Since this profit sharing is a direct function of value generation, costs are included under the heading "Securities trading, net".

Employee stock option program

In 1998, 1999 and 2000, Investor issued employee stock options. Below, a summary is provided as to applicable terms:

- Term of the option
- Strike price
- Number of issued options
- Terms for exercise
- Holders

1998

The issued options in 1998 refer in their entirety to the President that year, the reason being the conversion to a defined-contribution pension plan.

1999

The options that were issued in 1999 can be divided into two different programs. One program refers to the options that were granted Executive Management in connection with the conversion to a defined-contribution pension plan. This granting of rights was of a one-time character.

The other program refers to options that include around 15 senior executives meaning that these people were granted a number of options based on 10–60 percent of salary after taxes.

2000

For 2000, the issued options refer, in their entirety, to one program.

The options program that refers to all personnel replaces the earlier bonus program, which was connected to the Investor share's growth in comparison with the OMX index. Issuance can occur with a number of options based on 10–60 percent of salary after taxes.

Year	No.	Strike price	Term/ year	Lock-in period/year	Holder
1998	784,000	103.13	7	5[1]	Senior executives
1999	2,197,948[2]	103.13	7	3[3]	Senior executives
1999	651,680[4]	93.00	7	3[5]	Senior executives
2000	398,528[6]	136.40	7	–[7]	Senior executives
2000	387,401	136.40	7	–[7]	Other employees

1) The options cannot be exercised before January 1, 2004. If employment ceases prior to December 31, 2003, the granted number of options will be pro-rated.

2) Of which, 458,936 were issued to the President.

3) If employment ceases prior to January 1, 2002, the granted number of options will be pro-rated.

4) Of which, 154,284 were issued to the President.

5) The granted number of options are considered to be earned only after 3 years of issuance. If employment ceases prior to February 12, 2002, no part of the granted options can be exercised.

6) Of which, 77,459 were issued to the President.

7) One-third of the number of issued options is considered to be earned during the three years immediately following the issuance of the options. This means that of the options issued in 2000, one-third can be exercised after February 12, 2001.

Investor's net cost for the issued employee stock options, including social security fees after deductions for initiating hedge contracts which protect against the effect of a rise in Investor's share price, is reported on an ongoing basis as a personnel cost.

note 3 Fees and expenses to auditors

	2000	1999
Group		
KPMG		
Audit assignment	4	4
Other assignments	2	4
Ernst & Young		
Audit assignment	–	–
Other assignments	1	6
Total	7	14
Parent Company		
KPMG		
Audit assignment	–	1
Other assignments	–	–
Ernst & Young		
Audit assignment	–	–
Other assignments	–	–
Total	–	1

Note 3 continued

An audit assignment refers to performing an audit of the annual accounts and the accounting records as well as of the administration of the Board of Directors and the President, other tasks that it is incumbent on the company's auditors to perform, as well as advice or other assistance as a result of observations made when carrying out the audit or implementation of such other tasks. Everything else comes under the category "Other assignments".

note 4 Buildings and land

	12-31-2000	12-31-1999
Accumulated acquisition values		
Opening balance	1,331	1,512
New purchases	22	44
Reclassifications	–16	–
Divestments and disposals	–5	–225
	1,332	1,331
Accumulated depreciation according to plan		
Opening balance	–88	–83
Divestments and disposals	1	10
Depreciation according to plan of acquisition values	–17	–15
	–104	–88
Accumulated revaluations		
Opening balance	56	56
	56	56
Accumulated write-downs		
Opening balance	–56	–56
	–56	–56
Planned residual value at year-end	1,228	1,243
Tax assessment values, buildings	574	377
Tax assessment values, land	548	152

note 5 Equipment and computers

	12-31-2000	12-31-1999
Accumulated acquisition values		
Opening balance	494	509
New purchases	64	119
Reclassifications	16	–
Divestments and disposals	–18	–134
Translation differences	5	–
	561	494
Accumulated depreciation according to plan		
Opening balance	–256	–221
Divestments and disposals	13	10
Depreciation according to plan of acquisition values	–45	–45
Translation differences	–2	–
	–290	–256
Accumulated write-downs		
Opening balance	–	–33
Divestments	–	33
	–	–
Planned residual value at year-end	271	238

note 6 Interest income

	2000	1999
Group		
Interest income from short-term investments	155	49
Other interest income	245	154
Total	400	203
Parent Company		
Interest income from Group companies	5	67
Other interest income	251	–
Total	256	67

note 7 Interest expenses and similar income statement items

	2000	1999
Group		
Convertible debenture loans		
Interest expense	–106	–107
Depreciation of capital discount	–4	–4
Exchange rate differences	–11	36
Interest expenses, borrowing	–930	–809
Write-down of holding of Investor convertibles to nominal value	–	–79
Exchange rate differences	–21	–10
Other	–4	–6
Total	–1,076	–979
Parent Company		
Convertible debenture loans		
Interest expense	–106	–107
Depreciation of capital discount	–4	–4
Foreign exchange reserve	–11	36
Interest expenses, other borrowing	–893	–755
Exchange rate differences	–207	–285
Other	–1	–175
Total	–1,222	–1,290

note 8 Taxes

	2000	1999
Group		
Tax on income for the year		
Paid	–9	–170
Deferred	–10	–83
	–19	–253
Share in tax charges of associated companies	–1,049	–1,372
Total	–1,068	–1,625
Parent Company		
Tax paid on income for the year	46	–89
Total	46	–89

note 9 Shares and participations in Group companies

	12-31-2000	12-31-1999
Accumulated acquisition values		
Opening balance	11,978	7,978
Purchases and capital contributions	9,640	4,000
	21,618	11,978
Accumulated write-downs		
Opening balance	–41	–41
	–41	–41
Book value at year-end	21,577	11,937

A specification of shares and participations in Group companies is presented on page 55.

note 10 Participations in associated companies

	No. of shares	Share of equity [1]	Adjusted equity [1]	Net profit [1]	Group Book value	Market value	Parent Company Book acquisition value
Total Core holdings in accordance with specification in note 11					26,834	56,808	19,559
New investments and Other holdings							
b-business partners B.V., Amsterdam	3,000,000	42	609	–52	609	664 [2]	610
Hi3G Access AB, Stockholm, reg. No. 556593-4899	40,000	40	34	–6	34	40 [2]	40
imGO Ltd. Hong Kong	792,495,800	26	770	–119	513	522	–
Total New investments and Other holdings reported as associated companies					**1,156**	**1,226**	**650**
Total associated companies					**27,990**	**58,034**	**20,209**

1) The percentage of voting rights corresponds to the share of capital. Adjusted equity is defined as the share of the company's shareholders' equity, including the equity portion in untaxed reserves. Net income for the year is defined as the ownership share in the company's income after tax, including the equity portion in changes in untaxed reserves during the year.

2) For the unlisted companies, b-business partners B.V. and Hi3G Access, the stated value is an assessed market value.

note 11 Core holdings

	12-31-2000	12-31-1999
Group		
Accumulated acquisition values		
Opening balance	42,378	35,886
Reclassifications	–1,006	–
Acquisitions	1,304	10,251
Divestments	–3,370	–3,759
	39,306	42,378
Accumulated write-downs		
Opening balance	–435	–435
	–435	–435
Book acquisition value	38,871	41,943
Effect of equity accounting	12,004	9,308
Closing book value	50,875 [1]	51,251 [1]
Market value	130,844	150,060

1) Of which core holdings reported as associated companies	26,834	28,556
Other core holdings	24,041	22,695

	12-31-2000	12-31-1999
Parent Company		
Accumulated acquisition values		
Opening balance	47,540	42,652
Reclassifications	–1,006	–
Acquisitions	1,304	10,374
Divestments	–5,040	–5,486
	42,798	47,540
Accumulated write-downs		
Opening balance	4,000	4,000
	4,000	4,000
Book acquisition value		
Effect of equity accounting	–149	–149
	–149	–149
Closing book value	46,649 [2]	51,391 [2]
Market value	130,844	154,874

2) Of which core holdings reported as associated companies	19,559	26,239
Other core holdings	27,090	25,152

Note 11 continued

	No. of shares	Share of equity 1)	Adjusted equity 1)	Net income for the year 1)	Group Book value	Market value	Parent Company Book value
Core holdings reported as associated companies							
Atlas Copco	31,454,971	15	3,599	439	3,732	6,495	2,214
Electrolux	19,613,190	6	1,513	256	2,323	2,380	2,260
Ericsson	273,506,800 2)	4	3,170	727	5,788	29,771	5,337
Gambro	68,638,225	20	4,361	196	4,440	4,702	2,011
Saab	21,611,925 3)	20	1,151	211	1,151	1,686	1,155
SAS Sverige	13,155,980 4)	19	1,398	155	1,079	1,184	557
SKF	14,955,052	13	1,786	258	1,810	1,967	1,420
Stora Enso	77,892,748 5)	9	6,488	1,037	6,511	8,623	4,605
Total Core holdings reported as associated companies					26,834	56,808	19,559
Other core holdings							
ABB	14,437,720				8,803	13,990	9,064
AstraZeneca	92,420,310				7,496	43,437	9,637
OM Gruppen	12,840,507				578	2,992	606
Scania	18,170,073				1,808	3,749	2,400
SEB	70,803,680				4,585	7,363	4,612
WM-data	55,302,500 6)				771	2,505	771
Total other core holdings					24,041	74,036	27,090
Total core holdings, December 31, 2000					**50,875**	**130,844**	**46,649**

1) The percentage of voting rights is presented in the table on page 19. Adjusted equity is defined as the share of the company's shareholders' equity, including the equity portion in untaxed reserves. Net income for the year is defined as the ownership share in the company's income after tax, including the equity portion in changes in untaxed reserves during the year.

During the year, Investor engaged in limited stock lending activity in order to increase liquidity in the core holdings. The policy is to lend a maximum of 5 percent of voting rights in any individual stock. The shares on loan can be recalled at Investor's request. Stock lending is only conducted with major players with strong financial positions.

Of which, number of shares on loan:

2) 3,000

3) 50

4) 57

5) 393,845

6) 175,305

note **12** Other securities held as fixed assets

		12-31-2000	12-31-1999
Group			
Accumulated acquisition values			
Opening balance		12,122	6,441
Reclassifications		1,158	–632
Acquisitions		8,091	8,390
Divestments		–2,602	–2,126
Translation differences		85	49
		18,854	12,122
Accumulated write-downs			
Opening balance		–1,157	–1,210
Divestments		–	423
Write-downs during the year 1)		–2,546	–371
Translation differences		–16	1
		–3,719	–1,157
Book value at year-end 2)		15,135	10,965
Of which, associated companies in accordance with Note 10	–1,156	–	–
Effect of equity accounting	–7	–1,163	–
		13,972	–

	12-31-2000	12-31-1999
Holdings are divided as follows:		
Listed securities	6,416	5,757
Unlisted securities	7,556	5,208
	13,972	10,965
Market value amounts to:		
Listed securities	11,339	6,369
Other	8,156	10,045
	19,495	16,414

	12-31-2000	12-31-1999
Parent Company		
Accumulated acquisition values		
Opening balance	6,371	1,696
Reclassifications	1,006	–
Acquisitions	1,630	5,042
Divestments	–1,190	–367
	7,817	6,371
Accumulated write-downs		
Opening balance	–539	–183
Write-downs during the year 1)	–1,338	–356
	–1,877	–539
Book value at year-end	5,940	5,832
Of which, associated companies in accordance with Note 10	–650	–
Closing book value	5,290	–
Holdings are divided as follows:		
Listed securities	3,675	5,021
Unlisted securities	1,615	811
	5,290	5,832
Market value amounts to:		
Listed securities	3,763	4,906
Other	1,918	1,760
	5,681	6,666

1) Write-downs have been made at the market value on December 31, 2000.

2) In addition to the securities above, commitments for additional investments amount to SEK 12,144 m. (2,220).

note 13 Other long-term receivables

	12-31-2000	12-31-1999
Accumulated acquisition values		
Opening balance	4,654	4,649
New receivables	1	5
Reclassifications	–4,355	–
Settled receivables	–9	–
	291	4,654
Accumulated write-downs		
Opening balance	–1,350	–1,350
Reclassifications	1,315	–
Write-downs for the year	14	–
	–21	–1,350
Book value at year-end	270	3,304
(Of which, receivables from associated companies)	–	(2,890)

On January 15, 2001, it was announced that General Motors is acquiring the subordinated debenture loan issued by Investor to Saab Automobile for SEK 4,050 m. with settlement to occur on March 30, 2001. The loan, with a net book value of SEK 2,890 m., has been reclassified as a current receivable.

note 14 Deferred tax receivables/liabilities

The deferred tax entry relates to the following assets and liabilities.

	12-31-2000	12-31-1999
Deferred tax receivables		
Other provisions	104	91
Accrued expenses	1	8
Other	14	27
Total deferred tax receivables	119	126
Deferred tax liabilities		
Tangible fixed assets	–8	–8
Untaxed reserves	–29	–25
Total deferred tax liabilities	–37	–33
Receivable/liability, net	82	93

note 15 Shareholders' equity

Distribution of share capital

The Parent Company's share capital on December 31, 2000 consisted of the following number of shares with a nominal value of SEK 6.25 per share.

Share class	No. of shares	No. of votes	% of share capital	% of voting rights
Before conversion				
A 1 vote	311,690,844	311,690,844	40.7	87.3
B 1/10 vote	453,390,205	45,339,021	59.3	12.7
Total	765,081,049	357,029,865	100.0	100.0
After conversion				
A 1 vote	311,690,844	311,690,844	38.9	86.4
B 1/10 vote	489,065,996	48,906,600	61.1	13.6
Total	800,756,840	360,597,444	100.0	100.0

The Group's shareholders' equity changed as follows during the year:

	Share capital	Restricted reserves	Unrestricted equity	Total
Opening balance	4,775	23,242	19,159	47,176
Conversion debenture loan	7	34		41
Disposition of funds according to Annual General Meeting decision:				
Dividend			–2,596	–2,596
Transfer unrestricted/restricted		1,467	–1,467	
Translation differences in subsidiaries for the year		–92	75	–17
Translation differences in associated companies for the year		928		928
Other changes in associated companies' shareholders' equity		408		408
Net income for the year			14,812	14,812
Closing balance	4,782	25,987	29,983	60,752

Note 15 continued

Net investment in independent foreign subsidiaries divided by the most important currencies:

	12-31-2000
USD m.	387
CHF m.	119
HKD m.	489
GBP m.	2
NLG m.	5

Effect on shareholders 'equity when reporting in accordance with the equity method (equity method reserve):

		12-31-2000
Opening balance		9,308
Translation differences		928
Other changes in associated companies' shareholders' equity		408
Share income of associated companies during the year:		
According to income statement		
Share in income of associated companies	4,099	
Amortization of goodwill	–619	
	3,480	
Share in taxes of associated companies	–1,049	
	2,431	
Less dividends received	–831	
Adjustment of capital gains, etc.	–247	1,353
Effect of equity accounting		11,997

The Parent Company's equity changed as follows during the year:

	Share capital	Restricted reserves	Unrestricted reserves	Total
Opening balance	4,775	13,839	26,761	45,375
Conversion debenture loan	7	34		41
Disposition of funds according to Annual General Meeting decision				
Dividend			–2,596	–2,596
Net income for the year			8,711	8,711
Closing balance	4,782	13,873	32,876	51,531

note 16 Convertible debenture loans

	12-31-2000	12-31-1999
Group/Parent Company		
1991 loan, 7.933% interest, nom.	293	293
1992 loan, 8% interest, nom.	973	1,014
	1,266	1,307
Foreign exchange reserve	58	46
	1,324	1,353
Capital discount	–2	–6
Total	1,322	1,347

1991 loan, 7.933% interest:
The loan, which has a nominal value of EUR 40 m., was issued in June 1991 to finance part of the acquisition of Saab-Scania at an issue rate corresponding to approximately 85%. The difference between the nominal value of the loan and the proceeds of the issue is reported as a capital discount after depreciation divided over the maturity of the loan. The loan in its entirety is held by a company within the Investor Group.

1992 loan, 8% interest:
The loan was issued in February 1992 at an issue rate corresponding to 100% in connection with the acquisition of Providentia to replace the convertible debenture loan issued by Providentia in 1991. Of the outstanding loan of a nominal value of SEK 973 m., SEK 899 m. is held by a company within the Investor Group. The remaining nominal value of SEK 74 m. can be converted into 2,096,896 class B shares through May 2001. The conversion price is SEK 35.50.

Investor's Board of Directors has decided to initiate a process that will make it possible to eliminate the holding of convertibles on the maturity date.

note 17 Provision for pensions and similar commitments

Provisions for pensions according to the balance sheet correspond to the actuarial value of existing pension commitments.

	12-31-2000	12-31-1999
Group		
Provision for pensions		
FPG/PRI pensions	24	23
Other pensions	165	165
Total	189	188

The Pension Registration Institute (PRI) is a public organization that administers employee pensions.

	12-31-2000	12-31-1999
Parent Company		
Other pensions	2	5
Total	2	5

Other pension provisions pertain to conditional obligations not included under the terms of the Pension Security Act. In addition to reported pension provisions, pension commitments amounting to SEK 257 m. are covered by funds in pension foundations and by endowment insurance.

note 18 Long-term loans

	12-31-2000	12-31-1999
Group/Parent Company		
Maturity, 1-5 years from balance sheet date	6,591	5,045
Maturity, more than 5 years from balance sheet date	7,164	7,126
Total	13,755	12,171

note 19 Other liabilities

	12-31-2000	12-31-1999
Group		
Issued index options [1]	–	85
Loan secured by stocks, etc.	1,576	778
Pending settlements	1,649	492
Other	309	111
Total	3,534	1,466
Parent Company		
Issued index options [1]	–	85
Other	39	39
Total	39	124

1) After the split in 1999, every option corresponded to four underlying shares. The price for the options, which expired March 26, 2000, was SEK 20 and the strike price was SEK 155.84. Reported costs for 2000 totaled SEK 11 m.

note 20 Accrued expenses and prepaid income

	12-31-2000	12-31-1999
Group		
Interest	432	426
Other financial expenses	93	109
Other	559	440
Total	1,084	975
Parent Company		
Interest	417	401
Other financial expenses	11	13
Other	66	118
Total	494	532

note 21 Supplementary disclosures to the Statement of Cash Flows

	2000	1999
Conversion of debenture loans to shareholders' equity		
Group/Parent Company	41	10
Liquid assets		
Group		
Liquid assets include:		
Short-term investments	5,504 [1]	905
Cash and bank balances	219	115
Total	5,723	1,020

1) Adjusted by SEK –1,757 m. since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.

Short-term investments consist of bank deposits, treasury bills and bonds with maturities of a maximum of three months, which are easily converted into liquid funds.

	2000	1999
Received/paid interest		
Group		
Interest received	373	203
Interest paid	–1,034	–884
Total	–661	–681
Parent Company		
Interest received	208	76
Interest paid	–945	–1,197
Total	–737	–1,121

Specification of holdings of shares and participations in Group companies

Subsidiary/Reg.No./Registered office	No. of shares	Holding % [1]	Book value
Expibel Holding AB, 556548-6684, Stockholm	1,000	100.0	6,651
Investor Growth Capital Holding B.V., Netherlands	350	100.0	
Investor Asia Ltd, Hong Kong	1,000	100.0	
Investor Growth Capital Ltd, Guernsey	4,335,002	100.0	
Investor Investment imGo Ltd, Guernsey	2	100.0	
Investor (Guernsey) II Ltd, Guernsey	118,302	100.0	
Investor Holding AB, 556554-1538, Stockholm	1,000	100.0	500
Novare Kapital AB, 556407-3384, Stockholm	225,000	100.0	
Investor London Ltd, United Kingdom	200,300,000	100.0	
Investor UK Ltd, United Kingdom	100,000	100.0	
Investor Growth Capital, Inc., United States	1,000	100.0	
EQT Partners AB, 556233-7229, Stockholm	3,334	66.7	
EQT Partners A/S, Copenhagen			
EQT Partners OY, Helsinki			
EQT Partners Gmbh, Munich			
EQT Partners AS, Oslo			
Investor Investments Switzerland AG, Switzerland	49,997	100.0	1,279
Investor Investments Novare Ltd, Guernsey	2	100.0	
Investor Growth Capital AG, Switzerland	49,997	100.0	3,910
Investors Trading Company Ltd, Bermuda	12,000	100.0	
Investor Investments Capital Partners Ltd, Guernsey	2	100.0	
Investor Capital Management Asia Ltd, Guernsey	2	100.0	
Investor Group G.P. Ltd, Guernsey	1,000	100.0	
Investor Group L.P., Guernsey	1	100.0	
Investor Investments HFCP IV Ltd, Guernsey	1,000	100.0	
Investor Investments TWCP Ltd, Guernsey	1,000	100.0	
Investor Investments NCP Ltd, Guernsey	1,000	100.0	
Investor Investments August Capital Ltd, Guernsey	1,000	100.0	
Investor Investment Polaris Ltd, Guernsey	1,000	100.0	
Investor Investment MSDW Ltd, Guernsey	1,000	100.0	
Investor Investment PGI Ltd, Guernsey	1,000	100.0	
Investor Investment IdeaEdge Ltd, Guernsey	1,000	100.0	
Investor Investment MF XI Ltd, Guernsey	1,000	100.0	
Investor Investment Educate Ltd, Guernsey	2	100.0	
Investor Investment Menlo Ltd, Guernsey	1,000	100.0	
Investor Investment USVP Ltd, Guernsey	2	100.0	
Investor Investment HCV Ltd, Guernsey	2	100.0	
Investor Investments EQT AG, Switzerland	19,997	100.0	112
Investor Investments Northern Europe Ltd, Guernsey	2	100.0	
Duba AB, 556593-5508, Stockholm	1,000	100.0	1,171
Investor International AB, 556233-9282, Stockholm	500,000	100.0	
AB Cator, 556043-8490, Stockholm	100,000	100.0	
Investors Trading AB, 556032-5945, Stockholm	1,500	100.0	
Extoria Trade AB (being merged), 556025-3188, Stockholm	150,000	100.0	3,568
AB Investor Group Finance, 556371-9987, Stockholm	100,000	100.0	12
Investor Investments AB, 556548-6692, Stockholm	1,000	100.0	1,500
Patricia Trading AB, 556003-6575, Stockholm	100,000	100.0	120
GHH Grand Hôtel Holdings AB, 556302-9650, Stockholm	10,000	100.0	877
Berns Salonger & Co Svenska AB, 556125-9929, Stockholm	4,800	100.0	
Blasieholmen 54 KB, 916616-1746, Stockholm	1	100.0	
AB Nya Grand Hôtel, 556028-5941, Stockholm	25,000	100.0	
Restaurang & Hotell Skansen i Båstad AB, 556178-6285, Båstad	1,000	100.0	
Royal Club Stockholm AB, 556462-0531, Stockholm	1,000	100.0	
China Teatern AB, 556051-5313, Stockholm	1,000	100.0	
AB Vectura, 556012-1575, Stockholm	50,000	100.0	1,874
Investor Growth Capital AB, 556120-7134, Stockholm	100,000	100.0	
AB Navigare (in the process of changing names), 556054-9486, Stockholm	80,000	100.0	
AB Näckström, 556007-7009, Stockholm	50,000	100.0	
Stockholm-Saltsjön AB, 556001-7369, Stockholm	300,000	100.0	
Sickla Udde Development AB, 556188-1086, Stockholm	500,000	100.0	
Sickla Udde AB, 556336-9726, Stockholm	5,000	100.0	
Dormant companies			3
Book value in Parent Company			21,577

1) Ownership share of capital pertains to equity, which also corresponds to the share of voting rights for the total number of shares.

Audit Report

To the Annual General Meeting of Investor AB
Corporate identity number 556013-8298

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Investor AB for the year 2000. These accounts and the administration of the company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the President. We also examined whether any board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the Annual General Meeting that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the Administration Report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, February 26, 2001

Caj Nackstad
Authorized Public Accountant

Gunnar Widhagen
Authorized Public Accountant



From left: Michael Treschow, Peter D. Sutherland, Marcus Wallenberg, Claes Dahlbäck, Mauritz Sahlin, Anders Scharp, Håkan Mogren, Percy Barnevik, Jacob Wallenberg and Björn Svedberg

Board of Directors

Percy Barnevik
Chairman since 1997.
Elected 1986, born 1941.
Chairman of ABB Ltd., AstraZeneca PLC and Sandvik.
Director of General Motors, (USA).
Shares in Investor: 1,032,888

Claes Dahlbäck
Executive Vice Chairman since 1999.
Elected 1983, born 1947.
President and CEO of Investor 1978–1999.
Chairman of EQT, Gambro AB, IBX, imGO, Stora Enso Oyj and Vin & Sprit AB.
Vice Chairman of SEB.
Director of Findus.
Shares in Investor: 293,600

Jacob Wallenberg
Executive Vice Chairman since 1999.
Elected 1998, born 1956.
Chairman of SEB.
Vice Chairman of Atlas Copco AB, Electrolux AB and the Knut and Alice Wallenberg Foundation.
Director of ABB Ltd., WM-data, the Swedish Federation of Industries, the Nobel Foundation and EQT Scandinavia B.V.
Shares in Investor: 264,840

Marcus Wallenberg
President and Chief Executive Officer since 1999.
Elected 1990, born 1956.
Vice Chairman of Telefonaktiebolaget LM Ericsson and Saab AB.
Director of AstraZeneca PLC, the Knut and Alice Wallenberg Foundation, SAS Assembly of Representatives, Stora Enso Oyj and Scania AB.
Shares in Investor: 1,087,612.

Håkan Mogren
Elected 1990, born 1944.
Deputy Chairman of AstraZeneca PLC and Gambro AB.
Forthcoming Chairman of Reckitt Benckiser PLC and Chairman of the Industrial Institute for Industrial and Social Research (IUI), the Swedish-American Foundation and the Swedish-Japanese Foundation.
Director of the Carl Trygger Foundation for Scientific Research, Marianne and Marcus Wallenberg's Foundation and the Royal Academy of Engineering Sciences (IVA).
Shares in Investor: 3,148

Mauritz Sahlin
Elected 1990, born 1935.
Chairman of Air Liquide AB, FlexLink Systems AB, Imego, Universum AB and the Western Sweden Chamber of Commerce.
Director of Chalmers AB, Billes AB, Netmage AB, Paybox Nordic AG, Sandvik AB and the Federation of Swedish Industries.
Shares in Investor: 19,212

Anders Scharp
Elected 1988, born 1934.
Chairman of AB Nederman, Atlas Copco, Saab AB, SKF and the Swedish Employers' Confederation.
Director of Federation of Swedish Industries.
Shares in Investor: 70,584

Peter D.Sutherland
Elected 1995, born 1946.
Chairman of Goldman Sachs International and BP Amoco p.l.c., Director of ABB Ltd, The Royal Bank of Scotland Group p.l.c. and Telefonaktiebolaget LM Ericsson.
Shares in Investor: 3,264

Björn Svedberg
Elected 1998, born 1937.
Chairman of Eniro, Hi3G Access, K-World, Nefab, Pyrosequencing, RKI (Denmark), Salcomp (Finland), Chalmers University of Technology and the Royal Academy of Engineering Sciences (IVA).
Director of Saab AB, the Knut and Alice Wallenberg Foundation, Gambro, the Financial Supervisory Authority and the Morgan Stanley Dean Witter European Advisory Board.
Shares in Investor: 37,272

Michael Treschow
Elected 1997, born 1943.
President and CEO of AB Electrolux.
Chairman of the Swedish Trade Council.
Director of Atlas Copco and the educational association Trade and Industry and Society.
Shares in Investor: 16,512



Peter Wallenberg
Honorary Chairman
Elected 1969, born 1926.
Chairman of the Knut and Alice Wallenberg Foundation.
Honorary Chairman of Atlas Copco.
Shares in Investor: 2,177,272







Management Group

Marcus Wallenberg
President and Chief Executive Officer since 1999.
Born 1956.
Shares in Investor: 1,087,612
Options in Investor: 37,444
Employee stock options *

Erik Edholm
Trading.
Managing Director and member of the Management Group since 2000.
Born 1967.
Shares in investor:0
Options in Investor:0
Employee stock options *

Börje Ekholm
New investments, New York.
Executive Vice President and member of the Management Group since 1997.
Born 1963.
Shares in Investor: 20,296
Options in Investor:0
Employee stock options *

Pontus Ekman
Business Development.
Managing Director and member of the Management Group since 2000.
Born 1963.
Shares in Investor: 12,800
Options in Investor: 10,612
Employee stock options *

Catarina Fritz
Accounting and Cost Management.
Managing Director and member of the Management Group since 2000.
Born 1963.
Shares in Investor: 0
Options in Investor: 0
Employee stock options *

Henry E. Gooss
New investments, New York.
Managing Director and member of the Management Group since 1998.
Born 1941.
Shares in Investor: 10,000
Options in Investor: 0
Employee stock options *

Adine Grate Axén
Corporate Finance.
Managing Director and member of the Management Group since 1999.
Born 1961.
Shares in Investor: 3,840
Options in Investor: 13,416
Employee stock options *

Fredrik Hillelson
Human Resources
Managing Director and member of the Management Group since 2000.
Born 1962.
Shares in Investor: 1,300
Options in Investor: 0
Employee stock options *

Klas Hillström
New investments, Stockholm.
Managing Director and member of the Management Group since 2000.
Born 1966.
Shares in Investor: 13,608
Options in Investor: 0
Employee stock options *

Ulla Litzén
Core holdings.
Managing Director and member of the Management Group since 1995.
Born 1956.
Shares in Investor: 35,400
Options in Investor: 2,000
Employee stock options *

Nils Ingvar Lundin
Corporate Relations.
Managing Director and member of the Management Group since 1996.
Born 1945.
Shares in Investor: 20,000
Options in Investor: 0
Employee stock options *

Sven Nyman
Core holdings.
Executive Vice President and member of the Management Group since 1995.
Born 1959.
Shares in Investor: 74,500
Options in Investor: 52,340
Employee stock options *

Pia Rudengren
(On maternity leave)
Managing Director and member of the Management Group since 1998.
Born 1965.
Shares in Investor: 5,200
Options in Investor: 0
Employee stock options *

Galeazzo Scarampi del Cairo
New investments, Hong Kong.
Managing Director and member of the Management Group since 2000.
Born 1956.
Shares in Investor: 30,000
Options in Investor: 0
Employee stock options *

Lars Wedenborn
Chief Financial Officer.
Executive Vice President and member of the Management Group since 2000.
Born 1958.
Shares in Investor: 18,000
Options in Investor: 0
Employee stock options *

Executive Management Group
Marcus Wallenberg
Börje Ekholm
Sven Nyman
Lars Wedenborn

* The total holding of employee stock options is described in Note 2, page 49.



Börje Ekholm *Lars Wedenborn* *Marcus Wallenberg* *Sven Nyman*



Klas Hillström *Erik Edholm*



Ulla Litzén



Fredrik Hillelson



Henry E. Gooss



Adine Grate Axén



Galeazzo Scarampi del Cairo



Catarina Fritz *Nils Ingvar Lundin*



Pia Rudengren



Pontus Ekman

Ten-Year Summary

Investor Group [1]

SEK m.	Pro forma 1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	Average annual growth, 5/10 years, %
Dividends received, Core holdings	666	546	390	427	656	1,804	1,683	1,841	2,184	2,090	
Yield, core holdings, %	3.3	2.3	1.4	1.4	1.7	2.6 [2]	1.8 [2]	1.8 [2]	1.3 [2]	1.6	
Dividends paid	721 [3]	721	721	1,240	1,713 [4]	1,908	1,909 [4]	2,100	2,596 [4]	4,218 [5]	
Sales, core holdings	5,898	5,289	4,178	986	0	18,800 [6]	4,141	4,070 [6]	11,292 [6]	13,838	
Capital gains, net, Core holdings	2,517	2,271	1,408	608	–	12,400 [6]	3,197 [6]	2,743 [6]	7,532 [6]	10,202	
Turnover, %	19	21	16	3	0	0 [7]	5	1 [7]	4 [7]	7	
Purchases and new subscriptions, core holdings	808	482	246	2,223	1,429	9,739 [8]	11,593	6,209 [8]	10,251 [9]	1,304	
Income after financial items	2,165	1,482	410	2,972	4,660	9,598	–942	3,711	11,075	13,478	
Market value, Core holdings	20,411 [10]	23,238	27,964	30,457	37,817	61,325	80,880	88,923	150,060 [9]	130,844	
Change in value, Core holdings, %	14 [10]	26 [10]	41	4	20	38 [7]	19	1 [7]	60 [7,9]	–5	
Findata 's Total Return Index (SIXRX), %	8.4	2.3	56.3	6.5	20.7	43.1	27.8	13.0	69.8	–10.8	
OMX Index, %	11	8	53	3	19	39	28	17	71	–12	
Total return, Core holdings, %	6	45	43	6	21	42 [7]	21	7 [7]	62 [7,9]	–3	
Surplus value, Core holdings	7,638	10,367	17,617	18,265	24,605	44,886	53,901	55,676	108,117 [9]	91,973	
Net asset value	26,430	30,122	37,493	43,493	51,225 [11]	78,880	88,409	93,502	153,259	149,115	
Equity/assets ratio, %	34	41	49	54	55 [11]	73	68 [11]	84	87	88	
Condensed balance sheet, including surplus value											
– Cash and short-term investments	14,205	10,410	8,292	6,064	5,863	15,017	10,991	138	1,020	5,723	
– Other assets including surplus values	63,333	63,572	68,637	75,110	87,263	92,710	118,117	111,250	174,856	164,057	
– Shareholders' equity including surplus values	20,074	23,503	30,677	36,664	44,457	77,517	87,049	92,113	151,912	147,793	
– Convertible debenture loans	6,356	6,619	6,816	6,829	6,768	1,363	1,360	1,389	1,347	1,322	
– Interest-bearing liabilities	30,784	22,391	16,450	13,188	15,226	2,532	4,525	15,779	19,745	15,662	
– Other liabilities including minority interest	20,324	21,469	22,986	24,493	26,675	26,315	36,174	2,107	2,872	5,003	
Total assets including surplus values	77,538	73,982	76,929	81,174	93,126	107,727	129,108	111,388	175,876	169,780	
Number of shares, millions [12,13]	727.6	727.6	727.6	797.6	797.6	800.0	800.0	800.8	800.8	800.8	
Equity per share, SEK [12,13]	17	18	18	23	25	35	34	37	47	61	
Net asset value per share, SEK [12,13]	36	41	52	55	64	99	111	117	191	186	24%/19%
Growth in net asset value, %	16	14	24	6	18	54	12	6	64	–3	
Share price, December 31, SEK [12,14]	26	31	40	46	55	75	97	92	120	141	21%/19%
Discount to net asset value, %	30	26	22	15	15	24	12	22	37	24	
Dividend per share, SEK [12]	1.31 [3]	1.31	1.31	2.00	2.25 [4]	2.50	2.50 [4]	2.75	3.40 [4]	5.50 [5]	20%/19%
Yield, %	5.1	4.3	3.3	4.3	4.1	3.3	2.6	3.0	2.8 [4]	3.9	
Dividend payout ratio, %	108	132	185	290	261	106	113	114	119 [4]	201	
Total return, Investor shares, %	6.1	24.0	37.9	17.8	23.0	59.8	32.1	–1.1	35.0	20.4	28%/24%

Definitions – see cover.

1) Including Saab-Scania AB 1991–1995 and Saab AB 1996–1997. Income and balance sheet items reported in accordance with the acquisition cost method.
2) Excluding dividend received for Scania shares covered by warrants.
3) Actual dividend paid.
4) In 1995, an extra dividend of SEK 5.00/share, or a total of SEK 3,808 m., as well as one warrant for shares in Scania AB valued at SEK 2.00/share, were issued in addition to the ordinary dividend. In 1997, one purchase right for shares in Saab AB valued at SEK 2.50/share was issued in addition to the ordinary dividend. In 1999, a definitive dividend of SEK 3.40/share was paid, of which SEK 0.40 was an extra dividend.
5) Proposed dividend of SEK 5.50/share, of which 2.50 was an extra dividend.
6) 1996: Pertains to the sale of 55% of Scania.
1997: Additional amount of SEK 80 m. relating to sale of Scania.
1998: Including the sale of 35.1% of Saab AB.
1999: including the sale of Scania shares through exercise of issued warrants.
7) 1996: Excluding Scania. 1998: Excluding Saab AB.
1999: Excluding Scania shares covered by warrants.
8) 1996: Of which, SEK 9,342 m. pertains to the 51.9 million Scania shares added to the core holdings.
1998: Of which, SEK 627 m. pertains to the 21.6 million Saab shares added to the core holdings.
9) According to a decision in 2000, the holdings in Volvo for 1999 have been reclassified as "Other holdings".
10) Excluding Skandia.
11) In the 1996 Annual Report the net asset value and equity/assets ratio for 1997 were recomputed on a pro forma basis.
12) Adjusted for share issues and splits 1991–1998.
13) After full conversion.
14) Pertains to unrestricted class B shares.

84 years of active ownership

Investor was established in 1916. During the period 1916–1972, Investor was part of a group of finance and holding companies associated with Stockholms Enskilda Bank. This group of companies formed the link between the bank and a number of major industrial companies. This gave the bank an influence over these companies, their financing, liquidity management and other financial decisions.

From having been closely tied to the bank, Investor developed into a company with independent operations. This became particularly clear following the merger between Stockholms Enskilda Bank and Skandinaviska Banken at the beginning of the 1970s. At owner level, Investor became the center of a well-developed network of people and companies for value-creating communication and exchange of ideas and experiences, both nationally and internationally.

In the 1980s, Investor was distinguished, to a great extent, by its involvement in a number of major structural transactions.

At the same time, Investor's strategic portfolio of shareholdings was concentrated to a limited number of companies.

Structural deals continued to increase in number and scope among Investor's core holdings throughout the 1990s. At the same time, Investor broadened the scope of its operations through a renewed focus on the supply of venture capital and development of young companies.

Investor has started the new millennium by investing more and more intensively in early stage companies in Sweden and through its expanding offices in New York, Hong Kong and Palo Alto. Investor's increased investments within sectors such as IT and healthcare are in accordance with one of Investor's key principles: to continuously change and renew its operations in order to take advantage of future opportunities.

"To move from the old, to what is about to come, is the only tradition worth keeping."
Marcus Wallenberg, 1946

1916 Investor is established when new legislation makes it far more difficult for banks to own stocks in industrial companies on a long-term basis. The bank's shareholdings are then transferred to the industrial holding company Investor. Several of Investor's core holdings have been there in some form since the start, including Stora Enso, Atlas Copco, SKF and Scania.

1946 The investment company Providentia is formed by Stockholms Enskilda Bank. Jacob Wallenberg (1892–1980) is elected Chairman of Investor.

1971–1972 Stockholms Enskilda Bank and Skandinaviska Banken merge. In connection with this, the investment company Export-Invest is established and Investor acquires a more independent role, separate from the bank.

1978 Marcus Wallenberg (1899–1982) is elected Chairman of Investor. Claes Dahlbäck is appointed President.

1982 Peter Wallenberg is elected Chairman of Investor.

1984–1991 Major structural deals among the core holdings, including the sale of Kema Nobel and the following mergers: STORA/Billerud, STORA/Papyrus, STORA/Swedish Match, ASEA/Brown Boveri, STORA/Feldmühle Nobel and Tetra Pak/Alfa-Laval. In addition, Incentive is demerged from ASEA/ABB, Saab-Scania and GM form the jointly owned Saab Automobile, and OM Gruppen is formed.

1991 Investor and Providentia make an offer for the outstanding shares in Saab-Scania. As a result of the acquisition of Saab-Scania, Investor becomes a mixed investment company. The industrial conglomerate Incentive is listed on the Stockholm Stock Exchange following the demerger from ASEA/ABB.

1992 Investor and Providentia merge.

1994 Investor acquires Export-Invest. EQT is formed together with SEB and AEA.

1995 Saab-Scania is divided into two independent companies, Scania AB and Saab AB. The intention is to broaden ownership in the two companies when the time is right. Novare Kapital is formed.

1996 Investor sells 55 percent of its holding in Scania and the company is listed on the Stockholm and New York Stock Exchanges. In connection with a refinancing of Saab Automobile, an option agreement is concluded between Investor and GM to regulate long-term ownership in the company.

1997 The holding in TV4 is sold to the Finnish newspaper group Aamulehti. Investor participates in the merger between OM Gruppen and the Stockholm Stock Exchange and in the formation of the new SEB group through the merger between S-E-Banken and Trygg-Hansa. Percy Barnevik is elected as Investor's Chairman.

1998 British Aerospace becomes part-owner of Saab AB, which is then listed, and Stora Enso is formed through a merger between STORA and Enso. A merger is proposed between Astra and Zeneca.

1999 Investor reaches an agreement with Volvo to sell its entire holding in Scania. The deal is subject to the approval of the EU competition authority. The merger between Astra and Zeneca is completed and Saab AB makes a bid for Celsius. Marcus Wallenberg is appointed Investor's President.

2000 The European Union's competition authority does not approve the deal between Volvo and Scania. In the spring of 2000, Investor sells 37.4 million shares in Scania to Volkswagen AG. Investor agrees to remain as an owner through March 2002. The wholly owned subsidiaries Investor International and Novare Kapital are combined to form Investor Growth Capital. Investor's new undertakings in 2000 include b-business partners and imGO. In addition, a larger new initiative is Hi3G, co-owned with Hutchison Whampoa, which was granted one of the four UMTS licenses in Sweden in 2000.

Addresses

Investor AB (publ)
SE-103 32 Stockholm, Sweden
Visiting address: Arsenalsgatan 8c
Phone: +46 8 614 20 00
Fax: +46 8 614 21 50

Investor London Limited
10, Hill Street, London W1J 5NQ
Phone: +44 207 514 5000
Fax: +44 207 514 5029

Investor Growth Capital, Inc.
12 East 49th Street, 27th Floor, New York, NY 10017-1028
Phone: +1 212 515 9000
Fax:+1 212 515 9009

Investor Growth Capital, Inc.
258 High Street, Suite 200, Palo Alto, CA 94301
Phone: +1 650 543 2100
Fax: +1 650 543 2109

Investor Asia Limited
1808 Two Exchange Square, Central Hong Kong
Phone: +852 2801 6823
Fax: +852 2810 4909

Investor Growth Holding B.V.
World Trade Center, Strawinskylaan 1159, D-Tower, Floor 11
1077 XX Amsterdam, Netherlands
Phone: +31 20 577 66 00
Fax: +31 20 577 66 09

Investor Growth Capital AB
Kungsgatan 3, 4th Floor, SE-111 43 Stockholm, Sweden
Phone: +46 8 463 38 00
Fax: +46 8 463 38 09

Definitions

Change in value, core holdings
Increase in market value adjusted for net changes as a percentage of opening market value adjusted for net changes.

Convertible debenture loan
Debenture stock with attached options that give the holder the right, during a specified period, to exchange the debentures for shares, at a predetermined price.

Discount to net asset value
The difference between net asset value and market capitalization as a percentage of net asset value. If market capitalization is lower than net asset value, the share is traded at a discount. If market capitalization is higher, it is traded at a premium. Also called the investment company discount.

Dividend payout ratio
Dividends paid in relation to dividends received from the core holdings.

Equity/assets ratio
Shareholders' equity according to the purchase method, including surplus values and convertible debenture loans, as a percentage of total assets including surplus values.

Growth in net asset value
Net asset value per share at year-end as a percentage of net asset value at the beginning of the year.

Net asset value
Shareholders' equity, convertible debenture loans and surplus values.

Net asset value per share after full conversion
Net asset value per share calculated on the total number of outstanding shares in the event of full utilization of Investor's convertible debenture loans.

Net cash/Net debt
Interest-bearing current and long-term liabilities, including pension liabilities, less liquid placements and interest-bearing current and long-term receivables.

Net income
Income after tax.

Private placement
Unlisted offer made directly to a selected group of investors.

Risk-free interest rate
The interest earned on an investment in government bonds.

Risk premium
The surplus yield, compared with the risk-free interest rate that an investor requires to compensate for the higher risk in an investment in shares.

SIX's Total Return Index, SIXRX (previously FDAX)
A stock index for the OM Stockholm Exchange calculated on share price growth and reinvested dividends.

Surplus value, core holdings
Difference between the market and book values of the core holdings.

Total return
Sum of share price growth and, when applicable, reinvested dividends.

Total return, core holdings
Increase in market value adjusted for net changes, plus dividend income as a percentage of opening market value adjusted for net changes.

Turnover, core holdings
Percentage of shares at the beginning of the year that did not remain at year-end, calculated at market value at the beginning of the year.

Turnover rate
Number of shares traded during the year as a percentage of the total number of shares outstanding.

Yield
Dividend paid as a percentage of the share price at year-end.

Yield, core holdings
Dividend income as a percentage of market value, core holdings, at year-end.

Production: Investor AB and Intellecta Corporate.
Photography: Magnus Carlsson and Lars Åström (page 5, 31 and 57).
Printer: Tryckindustri Information, Stockholm, 2001.
Printed on Storafine from Stora Enso.

Shareholder information

Annual General Meeting

The Annual General Meeting will be held at 5:00 p.m. on Monday, April 2, 2001, in Victoriahallen, Stockholmsmässan (Stockholm International Fairs), Mässvägen 1, Älvsjö.

Participation

To be entitled to participate in the business of the Meeting, shareholders

must be recorded in the register of shareholders maintained by VPC AB (the Swedish Securities Register Center) on Friday, March 23, 2001, and

must notify the Company of their intention to attend the Meeting no later than 1:00 p.m. on Tuesday, March 27, 2001.

Notification of participation in the Annual General Meeting

Notification can be given by writing to Investor AB, SE-103 32 Stockholm, Sweden, or by phoning +46 8 611 29 10.

Nominee-registered shares

Shareholders whose shares are registered in the name of a nominee through the trust department of a bank or similar institution must, in order to be entitled to participate in the Meeting, request that their shares be temporarily re-registered in their own names in the register of shareholders maintained by VPC AB. Such registration must be effected on Friday, March 23, 2001. Shareholders are requested to inform their nominees in good time prior to this date.

Dividend

The Board of Directors and the President propose an ordinary dividend to the shareholders of SEK 3.00 per share and an extraordinary dividend of SEK 2.50 per share. Thursday, April 5, 2001, has been proposed as the record date. If the proposal is approved by the Annual General Meeting, the dividend is expected to be distributed by VPC AB on Tuesday, April 10, 2001.

Reporting dates

Annual General Meeting	April 2, 2001
Three-month interim report	April 11, 2001
Six-month interim report	July 10, 2001
Nine-month interim report	October 11, 2001

Information channels

Financial information about Investor and Investor's holdings can be accessed on Investor's web site *www.investorab.com*

Investor relations

Fredrik Lindgren: +46 8 614 20 00

Internet website

www. investorab.com

Analyses of Investor

Firms that published analyses of Investor in 2000 include Alfred Berg ABN Ambro, Aros Maizels, Carnegie, Cazenove & Co, Cheuvreux Nordic, Enskilda Securities and Morgan Stanley.

Investor is Sweden's largest listed industrial holding company. The company's business concept is to create shareholder value through long-term active ownership and investment activities. The average annual total return to shareholders has been 27 percent during the past 20 years.

Investor is a leading shareholder in a number of public multinational companies, including Ericsson, AstraZeneca, Scania, ABB, Stora Enso, Atlas Copco, WM-data, SEB, Gambro, SKF, Electrolux, OM Gruppen, Saab AB and SAS.

Investor is headquartered in Stockholm and has offices in Amsterdam, Hong Kong, London, New York and Palo Alto (California).

www.investorab.com